NO ACT

DC

P.E.
11-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07085571

RECD S.E.C.
DEC 2 7 2007
1086

December 27, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/27/2007

Jeffrey T. Williams
Senior General Attorney
Burlington Northern Santa Fe Corporation
P.O. Box 961039
Forth Worth, TX 76161-0039

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated November 19, 2007

Dear Mr. Williams:

This is in response to your letters dated November 19, 2007 and December 19, 2007 concerning the shareholder proposal submitted to BNSF by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated December 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

Jeffrey T. Williams
Senior General Attorney

Burlington Northern
Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3466
fax 817 352-2397
Jeffrey.williams@bnsf.com

November 19, 2007

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation - Shareholder Proposal Submitted by the International Brotherhood of Teamsters' General Fund

Ladies and Gentlemen:

On behalf of Burlington Northern Santa Fe Corporation ("BNSF") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, the Company excludes a proposal submitted by the International Brotherhood of Teamsters' General Fund (the "Proponent") from the proxy materials for BNSF's 2008 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 14, 2008.

We received a notice on behalf of the Proponent dated June 28, 2007, submitting the following proposal for consideration at our 2008 annual shareholders meeting (a copy of which, together with the supporting statement, is attached as Exhibit A) (the "Proposal") :

> Resolved: That the shareholders of Burlington Northern Santa Fe Corporation ("BNSF" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in BNSF's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent to notify it of our intention to omit the proposal from our 2008 annual meeting proxy materials.

We believe that the Proposal may be properly omitted from BNSF's 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

BASES FOR EXCLUSION

I. BNSF may exclude the Proposal in reliance on Rule 14a-8(i)(7) because it relates to ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal if it pertains to "a matter relating to the company's ordinary business operations." The Commission has stated that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 28, 1998). This exception extends to proposals that simply request additional disclosure from a company (as opposed to the taking of a particular action), so long as the "subject matter" of that disclosure relates to a matter of ordinary business. *See Johnson Controls, Inc* (Oct. 26, 1999); *see also Otter Tail Corp.* (Jan. 13, 2004)

A. The Proposal Meets the SEC's Criteria for Qualifying as an Ordinary Business Operation

According to SEC Release No. 34-40018 the two "central considerations" in determining whether the ordinary business exception of Rule 14a-8(i)(7) applies are (i) whether the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) "the degree to which the proposal seeks to 'micro-manage' the company." *SEC Release No. 34-40018.* Exclusion would be appropriate where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 12999* (Nov. 22, 1976)). Additionally, even if a given proposal simply requests a special informational report, as opposed to some sort of specific action, the proposal is still excludable under Rule 14a-8(i)(7) if "the *subject matter* of the special report . . . involves a matter of ordinary business" *SEC Release No. 34-20091* (Aug. 16, 1983) (emphasis added). These factors demonstrate that the ordinary business exception applies to the Proponent's proposal.

BNSF owns one of the largest railroads in North America, with approximately 32,000 route miles of track in 28 states and two Canadian provinces. The security and safety measures employed to protect our employees and our operations are designed to prevent, prepare for, and mitigate any event that could affect our rail operations and the safety of our employees, contractors and customers, and the communities through which we operate. While terrorist attacks are extraordinary events, the *threat* of terrorism is an ongoing and ever-present reality that requires *daily* attention. Accordingly, various management efforts to safeguard BNSF from terrorism and other risks to homeland security are incorporated in management's daily functions. These efforts are integrally related to management's ordinary day-to-day programs and protocols to protect our operations from a variety of risks, including homeland security incidents.

Accordingly, management and rail workers are making decisions on a continuing basis in order to reduce the risk that BNSF's operations will suffer a terrorist attack and other threats to its operations.

Moreover, shareholders could not practically oversee such a dynamic and continuous process, and any attempt to do so would qualify as micro-managing. BNSF's policies and procedures designed to protect its rail lines, yards, and equipment, and employees and customers from terrorist acts or other homeland security incidents are necessarily complex and highly confidential. Therefore, developing and implementing actions and policies to thwart terrorist activity requires a deep understanding of BNSF's operations, subject matter expertise in counter terrorism, and consistent access to government authority. The average shareholder does not have this particular competency and thus simply cannot make informed and appropriate decisions regarding efforts to "safeguard the security of [BNSF's] operations" from acts of terror.

Given the pervasive, continuous, and complex nature of BNSF's counter-terrorism safeguards, it meets the Commission's standard set forth above.

B. Recent and Longstanding SEC Decisions Further Demonstrate that the Proponent's Proposal Pertains to an Ordinary Business Operation

The Staff has recently addressed the Proponent's nearly identical proposals for information related to the counter terrorism efforts of three other railroad corporations: Kansas City Southern, Norfolk Southern Corporation, and Union Pacific Corporation. In each instance the Staff concluded that Rule 14a-8(i)(7) provided some basis for the exclusion of the Proponent's proposals. *Kansas City Southern* (Feb. 21, 2007); *Norfolk Southern Corp* (Feb. 20, 2007); *Union Pacific Corp* (Feb. 21, 2007). Like BNSF, Kansas City Southern, Norfolk Southern Corporation, and Union Pacific Corporation all have as their principal subsidiary a Class I railroad. Accordingly, the substantive merits of the Proponent's proposal in this instance should be treated in the same manner as it was in the prior matters. The only substantive difference between the Proponent's proposals to these companies and the Proposal to BNSF is that the phrase "and minimize material financial risk" is included in the those proposals but not in our Proposal. We do not know whether this change represents the Proponent's attempt to create a distinction between the Proposal and the other proposals in hopes of achieving a different result, but it clearly has no such effect. Reporting on efforts to safeguard the security of our operations from a terrorist attack or other homeland security incidents is part of our ordinary business operations, and the deletion of an explicit reference to financial risk does not change this analysis. All companies presumably seek to "minimize material financial risk" in connection with their ordinary business operations, which include activities related to counter-terrorism efforts.

More generally, proposals relating to the safety of a company's operations have historically been deemed matters of day-to-day operations by the Commission. For example, in *CNF Transportation Inc.* (Jan. 26, 1998), the SEC found that a shareholder proposal requesting the company to disclose its safety policies and safety data in its annual report could be excluded as a matter of ordinary business. Also, in *Burlington Northern Santa Fe Corp.* (Jan. 14, 2004), the SEC allowed exclusion of a shareholder proposal requesting information on the development and implementation of the company's new safety technologies, because it pertained to ordinary business. *See also, AMR Corporation* (Apr. 2, 1987) (concluding that a proposal relating to the nature and extent of review of the safety of that company's airline operations was a matter relating to its ordinary business operations); *Union Pacific Corporation* (Dec. 16, 1996) (finding that the railroad company could omit proposals requesting information on railroad safety systems). Likewise, the Commission has generally found that the ordinary business exception also applies to proposals requesting companies to provide reports which assess the risk of external events on those companies. For example, in *Pfizer Inc.* (Jan. 24, 2006), the SEC allowed the company to exclude a proposal requesting a report on the economic effects of certain pandemics and the company's efforts to combat these effects, because such a report would require the company to engage in an internal evaluation of external risks, which qualified as an ordinary business matter. *See also, The Chubb Corp.* (Jan. 25, 2004) (finding that the company could exclude a proposal for a report regarding the impact of climate changes on the business); *The Ryland Group, Inc.* (Feb. 13, 2006) (finding that the company could exclude a proposal for a report regarding the impact on the business of "rising regulatory, competitive, and public pressure to increase energy efficiency"). A report on the efforts to safeguard operations against terrorist attacks falls into both of these categories, as it pertains to the overall safety of our operations, and relates to the effect that an uncontrollable outside event (terrorism) has on BNSF.

C. The Proposal Requests Information that is not a Broad Question of Policy, But Instead, a Matter of Ordinary Business Operations

Further, to the extent that the Proponent may argue that these matters could affect the public's health and thus include significant policy issues, see *Staff Legal Bulletin No. 14C* (June 28, 2005). There, the Commission distinguishes proposals that deal generally with the risk or liability of operations to the company from those that focus on minimizing or eliminating particular operations that may adversely affect the environment or the health of the general public:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Staff Bulletin is consistent with many no-action letters in which the Staff agreed with the company's position that analysis of policy risks and benefits is a fundamental and ongoing part of a company's ordinary business operations. *See, e.g., Dow Chemical* (Feb. 23, 2005); *Xcel Energy Inc.* (Apr. 1, 2003). Like similar proposals which the Commission has determined to be excludable under Rule 14a-8(i)(7), the Proposal and Supporting Statement in this instance focus on potential risks and liabilities to BNSF, not on minimizing operations that affect the environment or public health, and thus provide a basis for exclusion "as relating to an evaluation of risk." Specifically, the Supporting Statement references the harm that an outside terrorist event could cause to the railroad, its workers, and the public at large, and the Proposal itself requests a report on BNSF's efforts to "safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." Such a report would not focus on any of BNSF's operations that may adversely affect the public, but rather on the risks and liabilities the company faces as a result of terrorist threats. Analogously, in *Pfizer Inc.*, a proposal requesting a report on the economic effect that various pandemics could have on the company was viewed as an evaluation of risk, and therefore an ordinary business matter. In *General Electric Co.*, (Jan. 13, 2006), the SEC excluded a proposal requesting a report on the risk to the company's reputation as a result of increased outsourcing and offshoring to other countries. Accordingly, a report on BNSF's responses to and safeguards from terrorism would require precisely the sort of risk assessment that qualifies as an ordinary business matter.

Moreover, proposals that merely touch on or implicate social policy issues are not exempt from the ordinary business exception. To the contrary, they are still excludable if they revolve around a company's ordinary business operations. For example, in *General Electric Co* (Feb. 3, 2005), a proposal that touched on the social policy of relocating jobs to foreign countries was still excluded because it related to management of the workforce, which is an ordinary business matter. *See also Newmont Mining Corp* (Feb. 4, 2004) (finding that it was unnecessary to consider social policy implications, because the proposal requested a report on financial risks and environmental liabilities, which were ordinary business matters). Indeed, so long as *any* portion of a proposal implicates a company's ordinary business operations, it is excludable under Rule 14a-8(i)(7). *See Medallion Financial Corp.* (May 11, 2004) (finding that even though a proposal pertained to both extraordinary transactions and non-extraordinary transactions, the entire proposal could be excluded because the non-extraordinary transactions were matters of ordinary business). Therefore, even if the Proponent's Proposal could be described as touching on a social policy or other ancillary issue, the entire Proposal is still excludable because, as outlined above, it relates to BNSF's ordinary business operations.

Finally, as an ancillary matter, many of BNSF's counter terrorism measures taken to safeguard the company, its railroads, and employees must remain confidential and are required to be kept so through arrangements with appropriate government agencies (e.g., U. S. Department of Homeland Security) and connecting carriers. In many discussions with the Transportation Security Administration of the U.S. Department of Homeland Security, BNSF's overall Security Management Plan has been deemed Security Sensitive Information (SSI). Countermeasures contained within the plan are highly confidential and must be safeguarded. Public knowledge of these measures would negate the purpose of the measures and make BNSF more vulnerable to terrorist attacks. By making the information available to shareholders, BNSF would also be making the information available to persons the programs were designed to target, thus undermining the efficacy of its efforts.

II. BNSF may exclude the Proposal in reliance on Rule 14a-8(i)(3) because it is materially misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to exclude a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Moreover, the

Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Commission] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *SEC Staff Legal Bulletin No. 14* (July 13, 2001). In this case, the Supporting Statement would need to be greatly altered to comply with the proxy rules, so the Proposal is excludable on the grounds that the Supporting Statement is materially misleading under Rule 14a-8(i)(3). The Proponent's proposal is misleading in three respects.

A. Reference to Penn State University Report

The Supporting Statement refers to "a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the U.S. system."

The Proponent's statement gives the impression that BNSF is partly responsible as one of the "glaring holes in rail security." However, this impression is entirely false since the Penn State report never identifies BNSF or our operations as vulnerable to terrorist attacks. Rather, the Penn State report (available at http://www.citizensforrailsafety.org/docs/PennStateStudy.pdf) cites BNSF's programs as examples of the types of safety programs recommended for the rail industry. Specifically:

- The report recommends "[e]fforts to involve the general public and the rail enthusiast, such as the BNSF's Citizens for Rail Security program, should be supported and expanded". (p. 9)
- As an example of an industry response to terrorism, the report notes "[o]ne individual railroad initiative is the Strategic Transportation Asset Tracking System (STAT for short) undertaken by the BNSF to provide real time tracking of high value and other sensitive cargo—interpreted to mean that it could apply to hazmats and to military moves." (p. 35)
- The report recommends that the industry "[c]onsider utilizing railfans as additional eyes and ears for the railroads. While in the past there have been contentious issues, their interest is obvious and their knowledge of railroad operations often goes far beyond that of the casual observer. BNSF has a program to register railfans and the AAR has an embryonic concept on its website. A useful metaphor is that this becomes the railroads' equivalent of the neighborhood watch." (p. 59)

The Proponent attempts to cite generally to a report assessing the risks of terrorist activity towards the U.S. rail industry in the hope that investors will demand more information from BNSF. However, even a brief review of the Penn State report shows that the report supports many of BNSF's counter-terrorism efforts and in no way targets BNSF as deficient in its counter-terrorism efforts.

B. References to BNSF's Rail Workers

The Proponent claims that "[r]ail workers throughout our Company report that BNSF has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company." The statement contains vague and unquantifiable terminology, such as "significant security improvements" and "potentially devastate." Without proper authority for its contention or more specific measures of the proposed risk, the statement is not verifiable and thus merely a thinly veiled attempt to paint BNSF employees as a whole as disgruntled and concerned for their safety.

Also, this statement is highly suspect because it implies that rail workers are privy to sufficient information to enable them to evaluate BNSF's counter-terrorism efforts. However, many of BNSF's efforts and successes are the result of high level programs and strategies known only by BNSF management. Moreover, many of BNSF's counter-terrorism measures and the intelligence received on a restricted access basis from government agencies cannot be disclosed outside of management due to government mandate or agreements with other carriers regarding certain jointly-developed and implemented strategies. Other than equipping BNSF workers with information necessary to implement the counter-terrorism programs, certain aspects of the programs have not been disclosed in order to maintain their efficacy. Accordingly, it is imperative that many aspects of BNSF's anti-terrorism strategies remain confidential.

C. References to Other Rail Companies

The Supporting Statement contrasts BNSF with "other rail companies, such as Canadian Pacific Railway," which "have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost," while "BNSF makes only passing mention in its 10-K of efforts to improve security operations in order to tackle the threat to the railroad in high risk areas like Chicago, Houston and San Francisco."

The Proponent's statement gives the misleading impression that BNSF lags behind its peers in disclosing its counter terrorism measures. However, upon review of the 2006 10-K reports of our main competitors (Union Pacific Corporation, Kansas City Southern, Norfolk Southern Corporation, and CSX Corporation), there are no disclosures related to terrorism or counter-terrorism efforts other than brief risk statements that the heightened risk of terror may affect the company's operations; otherwise, our competitors are silent. Therefore, BNSF's disclosures are actually consistent with the U.S. industry standard.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from BNSF's 2008 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the States of Illinois and Texas.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2008 proxy materials, please contact me at (817) 352-6050. I may also be reached by facsimile at (817) 352-2397 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, C. Thomas Keegel, may be reached by telephone at (202) 624-6800 and at the International Brotherhood of Teamsters, 25 Louisiana Avenue, NW, Washington, DC 20001. We request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that BNSF or its undersigned counsel have timely been provided with a copy of the correspondence. In addition, BNSF agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to BNSF only.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours,

Jeffrey T. Williams

Jeffrey T. Williams
Senior General Attorney

cc: C. Thomas Keegel
Roger Nober

Enclosures

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

June 28, 2007

RECEIVED
JUL 02 2007
LAW DEPARTMENT

BY FACSIMILE: (817) 352-7171
BY UPS NEXT DAY

Mr. Roger Nober, Corporate Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive, Fl 2
Fort Worth, TX 76131

Dear Mr. Nober:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2008 Annual Meeting.

The General Fund has owned 60 shares of Burlington Northern Santa Fe Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department, at (202) 624-6930.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Burlington Northern Santa Fe Corporation ("BNSF" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in BNSF's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: Since BNSF is involved with the transportation, storage and handling of hazardous materials including chemicals, explosives, radioactive materials, gases, poisons and corrosives, it is critical that shareholders be allowed to evaluate the steps the Company has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident.

The United States Naval Research Lab reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. Safeguarding U.S. security should be a priority for BNSF, especially since the 9/11 attacks have crystallized the vulnerability of our nation's transportation infrastructure. Further, the train bombings in London and Madrid, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks.

Citizens for Rail Safety, Inc. (CRS), a national non-profit public interest organization comprised of transportation consultants and concerned citizens advocating for national railroad safety and efficiency, unveiled a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the U.S. system. The report, "Securing and Protecting America's Rail System: U.S. Railroads and Opportunities for Terrorist Threats" uncovered the need for an increase in terrorism preparedness training for rail workers in order to improve rail security and protect the public.

Rail workers throughout our Company report that BNSF has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company.

While other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, BNSF makes only passing mention in their 10-K of efforts to improve security operations in order to tackle the threat to the railroad in high risk areas like Chicago, Houston and San Francisco. These disclosures are particularly important in light of BNSF's history of accidents involving hazardous materials, which totaled 243, the highest number of accidents at a U.S. rail company in 2006 [Gibbons, Timothy. *CSX Hit with 3 Accidents Already this Year*. 2/26/2007].

The lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers.

We urge you to support disclosure of homeland security measures at BNSF by voting **FOR** this proposal.

AMALGAMATED BANK.

June 26th, 2007

Mr. Roger Nober
Corporate Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Dr Fl 2
Fort Worth TX 76131

Re: Burlington Northern Santa Fe Corp. – Cusip # 12189t104

Dear: Mr. Nober:

Amalgamated Bank is the record owner of 60 shares of common stock (the "Share") of Burlington Northern Santa Fe Corporation, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 05/31/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 7, 2007

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1090

Re: Burlington Northern Santa Fe Corporation's no-action request regarding shareholder proposal submitted by the Teamster General Fund

Dear Sir or Madam:

By letter dated November 19, 2007 (the "No-Action Request"), Burlington Northern Santa Fe Corporation ("BNSF" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders (the "2008 Annual Meeting").

The Proposal requests that the Company make available, omitting proprietary information and at reasonable cost, in BNSF's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(7), arguing that the Proposal deals with matters relating to the

Company's ordinary business operations, and (ii) Rule 14a-8(i)(3), arguing that the Proposal is materially misleading in violation of Rule 14a-9.

We believe that BNSF should not be permitted to exclude the Proposal from its 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

BASES FOR INCLUSION

I. Rail Security is a Significant Social Policy Issue, Precluding Application of the Ordinary Business Exclusion

We believe that Section I. of BNSF's No-Action Request is predicated on the false understanding that "so long as *any* portion of a proposal implicates a company's ordinary business operations, it is excludable under Rule 14a-8(i)(7)."(See Section I.C., No-Action Request) On the contrary, Staff Legal Bulletin 14C explicitly states: "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials."[1]

BNSF's No-Action Request fails to recognize a critical element of the Staff's interpretation of Rule 14a-8(i)(7)—that the ordinary business exclusion is not applicable to proposals that focus on matters of significant social policy issues, even if such proposals and their supporting statements relate to day-to-day business matters.

A. Significant Social Policy Issues Are Beyond The Realm of Ordinary Business

In 1998, the Commission clarified its approach to applying the ordinary business exclusion (Rule 14a-8(i)(7)), limiting the scope of what is considered ordinary business. In the adopting release (the "1998 Release"),[2] the Commission stated:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social

[1] Staff Legal Bulletin 14C (June 28, 2005).

[2] Exchange Act Release No. 40018 (May 21, 1998)

> policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> (footnotes omitted)

By stating that a proposal relating to "[ordinary business] matters <u>but</u> focusing on sufficiently significant social policy issues" is not excludable (emphasis added), the 1998 Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter. A 1976 release introducing the "significant social policy issue" analytic framework (the "1976 Release") described the analytic process similarly:

> Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters, which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former sub-paragraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.[3]

The substantial legislative and regulatory activities around rail security, as well as the robust public debate over how to secure our nation's rail infrastructure from terrorist attack, support the assertion that rail security is a significant social policy issue, thus precluding application of the ordinary business exclusion (Rule 14a-8(i)(7)) to the Fund's Proposal. Therefore, while BNSF may rightly assert in Section I.A. the No-Action Request that "the *threat* of terrorism is an ongoing and ever-present reality that requires *daily* attention", the fact that rail security is a significant social policy issue renders the proposal appropriate for a shareholder vote.

---

3 Exchange Act Release No. 12999 (Nov. 22, 1976).

B. Rail Security Is A Significant Social Policy Issue

Our assertion that rail security is indeed a significant social policy issue is something that the Fund—along with certain Congressional Representatives—took up with the Commission last year.

In 2007, the Fund appealed to the Commission to exercise its discretion under 17 C.F.R.§ 202.1(d) and review a determination by the Division of Corporation Finance that Norfolk Southern Corporation may exclude from its proxy materials a shareholder proposal on rail security submitted by the Fund. The Fund held that the subject matter of the proposal, rail security, is a significant social policy issue and the focus of widespread public debate, precluding application of the ordinary business exclusion.

In response to the Staff's no-action determinations regarding proposals on rail security, Chairman Dennis Kucinich (D-OH) and Ranking Minority Member Darrell Issa (R-CA) of the U.S. House of Representatives' Committee On Oversight and Government Reform, which has broad oversight jurisdiction over many federal agencies including the S.E.C., wrote to Chairman Cox requesting a staff briefing regarding the Commission's application of the ordinary business exclusion in relation to shareholder proposals.

Noting that under Rule 14a-8(i)(7) company management is not free to exclude from a vote of the shareholders any proposal that deals with sufficiently significant policy issues, Congressmen Kucinich and Issa wrote: "The President and Congress have devoted considerable time and resources to evaluating and improving rail security. . . in the context of protecting homeland security and public safety." The letter explained:

> As you may know, the President asked for $175 million for the transit, passenger rail and freight rail security grant program in DHS in his FY2008 budget request. Congress appropriated an identical sum for the grant program in FY2007 as well. Furthermore, the House Homeland Security Committee has held five hearings and mark-ups on rail security matters in this congress alone, including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail

and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").

We believe that the President and the members of the Homeland Security Committee are under the impression that their efforts in this regard concern a significant social policy issue.[4]

Staff Legal Bulletin 14A states that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'"[5] In July 2000, the Division of Corporation Finance stated in "Current Issues and Rulemaking Projects" that it had declined to allow exclusion of a shareholder proposal on "cash balance" pension plans submitted to IBM, despite the Staff's usual characterization of employee benefits-related issues as ordinary business, because "the staff was persuaded that the widespread public debate on the significant social and corporate policy issues raised by conversion from defined-benefit to cash-balance retirement plans caused the subject-matter of this particular proposal to fall outside the realm of 'ordinary business' matters subject to exclusion under Rule 14a-8(i)(7)."[6]

There is currently a widespread public debate about how to secure the U.S. rail network from terrorist attack:

- A CSX freight derailment in Washington, D.C. in November 2007 called public attention to the rail system's ongoing vulnerability and ignited further debate as to the efficacy of the Bush administration's rail security efforts. The Center for American Progress (CAP), a national political policy research and advocacy organization, said the derailment "is a grim reminder that we have yet to adequately address one of the nation's most serious homeland security vulnerabilities."[7]

[4] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)
[5] Staff Legal Bulletin 14A (July 12, 2002).
[6] Division of Corporation Finance, "Current Issues and Rulemaking Projects," at 89-90 (July 25, 2000) (available at http://www.sec.gov/pdf/cfcr072k.pdf).
[7] "Derailed Train Exposes Weakness in Rail Security," Center for American Progress (Nov. 13, 2007) (available at: http://www.americanprogress.org/issues/2007/11/derailment.html)

According to NBC News4, Homeland Security officials "said the incident brings another problem to the surface—trains carrying hazardous materials traveling through the nation's capital." Congresswoman Eleanor Holmes-Norton told News4: "We can't keep depending on luck."[8]

- A widely discussed article early this year by Pittsburgh Tribune-Review investigative reporter Carl Prine described how Prine had been able to penetrate lackluster or absent security at 48 chemical plants and the freight rail lines that carry their products, leaving hundreds of business cards to mark his incursions.[9] The New York Times reported similar findings in an inspection by the Federal Railroad Administration, this one following a credible terrorist threat in 2005.[10]

- Federal lawmakers have focused significant attention on rail security throughout 2007. On August 3, 2007, President Bush signed into law the "Implementing Recommendations of the 9/11 Commission Act of 2007." This comprehensive piece of legislation includes significant Rail Security measures which had originally been introduced in such stand alone bills as H.R. 1269 and H.R. 1401, "The Rail and Public Transportation Security Act of 2007." Some of the measures in the law include: $1.2 billion in authorized funding over the next four years for general Railroad Security Enhancements; $650 million over the next four years for Amtrak Security Enhancements; requirement for the development of a "National Strategy for Railroad Transportation Security" within the next 9 months; requirement for Railroad Carrier Security Assessments and Plans; requirements for the development and implementation of a Railroad Security Training Program in consultation with Rail Labor; and employee whistleblower protections.[11]

Prior to the President signing into law the "Implementing Recommendations of the 9/11 Commission Act of 2007", the House Homeland Security Committee held five hearings and mark-ups on rail security matters in this congress alone,

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[8] "Clean Up, Questions Begin In Train Derailment," NBC News4 (Nov. 9, 2007) (available at: http://www.nbc4.com/news/14552564/detail.html)

[9] Carl Prine, "Terror on the Tracks," Pittsburgh Tribune-Review (Jan. 14, 2007); see also, e.g., Associated Press, "Probe: Trains Can be Easy Terror Targets" (Jan. 16, 2007).

[10] Walt Bogdanich & Christopher Drew, "Deadly Leak Underscores Concerns About Rail Safety," The New York Times (Jan. 9, 2005).

[11] "President Bush Signs 'Implementing Recommendations of the 9/11'into Law," White House Press Release (Aug. 3, 2007) (available at: http://www.whitehouse.gov/news/releases/2007/08/20070803-1.html); see also "President Signs Rail Security Legislation Into Law," Brotherhood of Locomotive Engineers and Trainmen Press Release (Aug. 3, 2007) (available at: http://www.bletdc.org/2007/08/president-signs-rail-security.php)

including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").[12]

House Homeland Security Chairman Bennie Thompson announced in January 2007 that rail security would be the focus of the committee's first piece of legislation in 2007, and in 2006, Thompson asked the Government Accountability Office to review the Transportation Security Administration's rail security initiatives.[13] In the Senate, the Surface Transportation and Rail Security Act of 2007 was passed by the Committee on Commerce, Science and Transportation in February.[14]

- The steps the private sector should be taking are also a matter of intense public discussion. Testimony from Jack Riley, the RAND Corporation's Director of Public Safety and Justice, in 2004 before the Senate Committee on Commerce, Science and Transportation highlighted the fact that "[t]o a considerable extent, the security of the nation's freight rail system is in the hands of the private sector," which must compete with other modes of transportation.[15] Stephen Flynn, a senior national security fellow at the Council on Foreign Relations, has criticized rail companies for failing to provide information on hazardous cargos to local first responders.[16]

- In particular, significant controversy surrounds the issue of whether rail companies should be required to reroute hazardous cargo around major cities that could be targets of terrorist attacks, with supporters of such rerouting

[12] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

[13] Chris Strohm, "House Member Puts Rail Security at Top of His Panel's Agenda," GovExec.com (Jan. 29, 2007).

[14] Press Release, "Senate Commerce Committee Approves Security Bills, Nominations" (Feb. 14, 2007) (available athttp://commerce.senate.gov/public/index.cfm?FuseAction=PressReleases.Detail&PressRelease_id=248742&Month=2&Year=2007).

[15] Statement of Jack Riley, Director of RAND Public Safety and Justice, Before the Committee on Commerce, Science and Transportation, United States Senate, at 9 (Mar. 23, 2004) (available at http://www.rand.org/pubs/testimonies/2005/RAND_CT224.pdf).

[16] Eben Kaplan, "Rail Security and the Terrorist Threat," Council on Foreign Relations Backgrounder at 3-4 (Mar. 12, 2007).

singling out Norfolk Southern and CSX for their refusals to reroute.[17] On March 12, 2007, Senator Joseph Biden proposed an amendment to the 9/11 Commission bill to require such rerouting.[18] Senator Biden had previously introduced the Hazardous Materials Vulnerability Reduction Act of 2005.[19]

- Local governments have also been taking steps to fill perceived gaps. Washington, DC passed a law in 2005, now under challenge by CSX, prohibiting hazardous cargo from coming within 2.2 miles of the US Capitol.[20] Similar proposals were introduced in Boston, Chicago and Baltimore.[21]

- The Center for American Progress (CAP), in a report issued in 2005, made the case for increased corporate disclosure of the type sought in the Proposal as a strategy for combating terrorism. CAP argued that in addition to informing shareholders about key business issues, fuller disclosure regarding security issues (excluding classified or other sensitive information) would improve corporate processes and emphasize the centrality of security concerns to companies' core businesses.[22]

As these examples demonstrate, rail security, including the measures being undertaken by the private sector, is a significant social policy issue. The connection between rail security and the threat of another major terrorist attack in the U.S. engages the attention of the media and the public at large. Legislators and regulators are actively engaged in trying to reduce the vulnerability of the U.S. system to terrorist attack and, in the course of doing so, are raising public awareness of the issue even further through hearings and press outreach.

C. BNSF's Examples of Recent and Longstanding SEC Decisions Are Not Applicable

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[17] See Press Release by Friends of the Earth, "New Rail Security Rules Leave Communities At Risk" (Dec. 15, 2006) (available at http://www.foe.org/new/releases/december2006/railroadsecurityrisk121506.html); "Government Proposes Rail Security Plan," USA Today (Dec. 15, 2006).

[18] Press Release by Sen. Joseph Biden, "Biden Calls for Rerouting Hazardous Chemical Shipments Away From Population Centers" (Mar. 12, 2007) (available at http://biden.senate.gov/newsroom/details.cfm?id=270512&).

[19] See Floor Statement at http://biden.senate.gov/newsroom/details.cfm?id=239196&&.

[20] Kaplan, supra note 16, at 3; "Government Proposes Rail Security Plan," supra note 17.

[21] Julia Malone, "Growing Number of Major Cities Want Hazmats Off the Rails in Downtowns, Neighborhoods," Cox Newspapers Washington Bureau (Mar. 26, 2006) (available at http://www.coxwashington.com/reporters/content/reporters/stories/2006/03/26/BC_HAZMATS_RAILCARS25_COX.html).

[22] Robert Housman & Timothy Olson (Center for American Progress), "New Strategies to Protect America: A Market-Based Approach to Private Sector Security," at 8-9 (Aug. 10, 2005) (available at http://www.americanprogress.org/issues/2005/08/after_london_madrid.html).

to Our Proposal

In Section I.B of the No-Action Request, BNSF cites certain recent and longstanding SEC decisions in an attempt to demonstrate that our Proposal should be likewise excluded. As we will explain below, we believe these decisions relate to proposals unlike our Proposal and are therefore not applicable. We further consider BNSF's use of these examples to evidence the Company's failure to recognize that the ordinary business exclusion is not applicable to proposals that focus on matters of significant social policy issues.

BNSF argues that the Staff has recently addressed the Fund's "nearly identical proposals" for information related to the counter terrorism efforts of three other railroad companies: *Kansas City Southern* (Feb. 21, 2007), *Norfolk Southern Corporation* (Feb. 20, 2007), and *Union Pacific Corporation* (Feb. 21, 2007). BNSF says that in each instance the Staff concluded that Rule 14a-8(i)(7) provided some basis for exclusion of our proposals, and "Accordingly, the substantive merits of the Proponent's proposal in this instance should be treated in the same manner as it was in the prior matters."

However, these no-action determinations referenced by BNSF do not apply to our Proposal because the proposals filed at Kansas City Southern, Norfolk Southern Corporation, and Union Pacific Corporation are significantly different from our Proposal. BNSF argues that "The only substantive difference between the Proponent's proposals to these companies and the Proposal to BNSF is that the phrase 'and minimize material financial risk' is included in those proposals but not in our Proposal."

While BNSF characterizes the phrase "and minimize material financial risk" as a minor change bearing no substantive effect on the proposal's intent, we believe the deletion of this phrase is a critical change. Our Proposal is explicitly focused on a significant social policy issue—rail security—and BNSF's efforts to minimize the threats to the environment and the public's health posed by the Company's vulnerability to a terrorist attack on its rail system.

BNSF also argues that proposals relating to the safety of a company's operations have historically been deemed matters of day-to-day operations by the Commission, citing as examples *CNF Transportation Inc.* (Jan. 26, 1998), *Burlington Northern Santa Fe Corp.* (Jan. 14, 2004), *AMR Corporation* (Apr. 2, 1987), and *Union Pacific Corporation* (Dec. 16, 1996). The Company further argues that the

Commission has found that the ordinary business exception applies to proposals requesting companies to provide reports which assess the risk of external events on those companies, citing as examples *Pfizer Inc.* (Jan. 24, 2006), *The Chubb Corp.* (Jan. 25, 2004), and *The Ryland Group, Inc.* (Feb. 13, 2006).

These examples are not applicable to our Proposal, which does not: request that management annually disclose its safety policies and safety data; report on the development and implementation of new safety technologies; report on the nature and extent of review of operational safety; report on safety systems; or report on the economic effects or potential business impact of an external risk. While our Proposal may <u>relate</u> to matters of specific safety policies, safety systems, and external risks, unlike any of the proposals cited above, our Proposal <u>focuses</u> on a sufficiently significant social policy issue that transcends ordinary business matters.

D. Our Proposal is a Broad Question of Policy and is Precluded from the Application of the Ordinary Business Exclusion

In Section I.C. of the No-Action Request, BNSF argues that our Proposal requests information that is not a broad question of policy but instead a matter of ordinary business operations. The Company refers to Staff Legal Bulletin No. 14C (June 28, 2005), which distinguishes proposals that deal generally with the risk or liability of operations to the company from those that focus on minimizing or eliminating particular operations that may adversely affect the environment or the health of the general public:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[23]

BNSF argues that, "Like similar proposals which the Commission has

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[23] Staff Legal Bulletin 14C (June 28, 2005).

determined to be excludable under Rule 14a-8(i)(7), the Proposal and Supporting Statement in this instance focus on potential risks and liabilities to BNSF, not on minimizing operations that affect the environment or public health."

We believe that any efforts that BNSF makes, or fails to make, to safeguard the security of its operations from a terrorist attack and/or other homeland security incident will directly affect the environment and the public's health. We therefore believe the Proposal is inherently about the Company's efforts to minimize or eliminate threats to the environment and the public's safety resulting from the Company's vulnerability to a terrorist attack on its rail system. Furthermore, our supporting statement explicitly states that the Fund seeks disclosures that would allow shareholders "to evaluate the steps the Company has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident."

In this vein, our Supporting Statement details the potential for a public health and environmental catastrophe in the event that BNSF's operations suffer a terrorist attack or other homeland security incident. It explains that, according to the United States Naval Research Lab, "a one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes."

While the Proposal does indeed reference the harm that an outside terrorist event could cause to the railroad and thereby references the risks and liabilities that the Company faces as a result of terrorist threats, the focus remains on the Company's efforts to minimize or eliminate threats to the environment and the public's safety resulting from the Company's vulnerability to a terrorist attack. Just because the Proposal includes language regarding risks to the Company does not make the Proposal necessarily excludable. As Staff Legal Bulletin 14C explicitly states: "The fact that a proposal relates to ordinary business matters"—in this case, ordinary business being the risks and liabilities that BNSF faces—"does not conclusively establish that a company may exclude the proposal from its proxy materials."[24]

A shareholder proposal, by its very nature, must be company-specific. It must ask the company to take a specific action, or risk being excluded as not within the Commission's definition of a proposal. Proposals that address a broader public policy debate without providing a nexus to the specific company to which the proposal is submitted risk exclusion on the ground that the proposal is beyond the Company's

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[24] Staff Legal Bulletin 14C (June 28, 2005).

power to implement.

Furthermore, the fact that significant social policy issues can have financial ramifications for companies cannot, under any sensible construction of the ordinary business exclusion, be the basis for allowing omission. Such an interpretation would undermine the functioning of the shareholder proposal rule as a vehicle for raising important matters affecting investment value.

II. Our Proposal is Not Materially Misleading in Violation of Rule 14a-9, as Charged by BNSF

BNSF alleges that our Proposal is materially misleading in violation of Rule 14a-9 in three respects. We contend that our Proposal is not misleading as alleged for the reasons set forth below.

A. Reference to Penn State University Report

In Section II.C. of the No-Action Request, BNSF claims that our supporting statement "gives the impression that BNSF is partly responsible as one of the 'glaring holes in rail security'" discussed in a Penn State University report on June 12, 2007 to which we refer.

We believe that this is a misreading of our supporting statement and fails to acknowledge that our supporting statement discusses the general importance of rail security to public safety in an effort to underscore the need for further disclosure and accountability in this area—not to demonize BNSF. We believe a fair reading would infer that our reference to the Penn State University Report: establishes the importance of rail security in the public arena; points to the vulnerability of the nation's rail system to terrorist attacks; and underscores the need for further disclosure from the Company on its efforts to safeguard the security of its operations (and thereby, to safeguard the public's health and the environment) from a terrorist attack or other homeland security incident.

Further, BNSF argues that its programs are cited in the Penn State University report as examples of the types of safety programs recommended for the rail industry. We believe that this line of argument belongs in the Company's statement in opposition in the proxy and does not serve as a basis for exclusion of the proposal.

B. References to BNSF's Rail Workers

In the Fund's supporting statement, it reports that "[r]ail workers throughout our Company report that BNSF has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company."

In Section II.B. of the No-Action Request, BNSF argues that this statement "contains vague and unquantifiable terminology, such as 'significant security improvements' and 'potentially devastate'", further claiming that "[w]ithout proper authority for its contention or more specific measures of the proposed risk, the statement is not verifiable and thus merely a thinly veiled attempt to paint BNSF employees as a whole as disgruntled and concerned for their safety."

Preceding the reference to BNSF's rail workers, our supporting statement notes that BNSF is involved with the transportation, storage and handling of hazardous materials including chemicals, explosives, radioactive materials, gases, poisons and corrosives. The statement further notes that the United States Naval Research Lab reported that a one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes.

As explained in the Fund's supporting statement, the Penn State University report reveals a need for an increase in terrorism preparedness training for rail workers. A survey of rail workers, including frontline BNSF engineers and maintenance of way employees, revealed that despite warnings by the FBI that the rail network is a likely target of al Qaeda, rail carriers have done little in the face of clear and present danger. The results of the survey were published in a report entitled "High Alert: Workers Warn of Security Gaps on Nation's Railroads," by the International Brotherhood of Teamsters in 2005.[25]

Our reference to the potential for devastation to communities and our Company is based on the fact that BNSF transports, stores and handles hazardous materials; the rail car explosion scenario depicted by the United States Naval Research Lab's report includes the death of 100,000 people; and the worker survey raises questions

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[25] "High Alert: Workers Warn of Security Gaps on Nation's Railroads," International Brotherhood of Teamsters (September 2005) (available at: http://www.teamster.org/divisions/rail/pdfs/railsecuritybook.pdf)

regarding BNSF's efforts to safeguard its operations. We believe a fair reading would infer that the Fund used the reference to BNSF's workers to highlight the need for further disclosure and accountability in this area—not to "paint BNSF employees as a whole as disgruntled and concerned for their safety."

BNSF further argues that the statement regarding BNSF rail workers "is highly suspect because it implies that rail workers are privy to sufficient information to enable them to evaluate BNSF's counter-terrorism efforts. However, many of BNSF's efforts and successes are the result of high level programs and strategies known only by management." The Company further argues that many of its counter-terrorism measures "cannot be disclosed outside of management due to government mandate or agreements with other carriers regarding certain jointly-developed and implemented strategies."

While BNSF makes a compelling argument as to why these workers may not be privy to certain high level programs and strategies known by management, we believe this argument belongs in the Company's statement in opposition in the proxy statement and does not constitute a basis for exclusion of the Proposal.

C. References to Other Rail Companies

In Section II.C. of the No-Action Request, BNSF argues that "The Proponent's statement gives the misleading impression that BNSF lags behind its peers in disclosing its counter terrorism measures." It further argues that "BNSF's disclosures are actually consistent with the U.S. industry standard."

In calling attention to the fact that "other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost", the Fund is underscoring the fact that certain companies, such as Canadian Pacific Railway, are taking the lead in best practices in this area by providing investors with important information on this social policy issue.

Drawing comparisons to the practices of other companies in BNSF's industry is not a basis for excluding the Proposal. If BNSF seeks to measure itself only against particular U.S. peers and justify its practices based on this measure, we believe that argument belongs in the Company's statement in opposition in the proxy statement and does not serve as a basis for exclusion of the Proposal.

III. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Division take action to enforce inclusion of its proposal in BNSF's 2008 Proxy Materials.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Jeffrey T. Williams

BNSF

Jeffrey T. Williams
Senior General Attorney

Burlington Northern
Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3466
fax 817 352-2397
Jeffrey.williams@bnsf.com

December 19, 2007

RECEIVED
2007 DEC 20 PM 3:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY UPS OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation - Shareholder Proposal Submitted by the International Brotherhood of Teamsters' General Fund

Ladies and Gentlemen:

This letter is submitted by Burlington Northern Santa Fe Corporation ("BNSF") in response to the letter dated December 7, 2007 (the "Proponent's Response") addressing our no-action request letter dated November 19, 2007 (the "No-Action Request") to the Securities and Exchange Commission with respect to a proposal (the "Proposal") submitted for inclusion in BNSF's 2008 proxy statement by the International Brotherhood of Teamsters General Fund (the "Proponent"). The Proponent's Response is attached as Exhibit A, the No-Action Request is attached as Exhibit B, and the Proponent's Proposal is attached as Exhibit C.

We reiterate to the Commission that BNSF intends to omit the Proposal from its 2008 proxy statement and other proxy materials (the "2008 Proxy Materials") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully repeat the request, set forth in the No-Action Request, that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the SEC if, in reliance on certain provisions of Commission Rule 14a-8 under the Exchange Act as explained in the No-Action Request or further discussed below, BNSF excludes the Proposal from its 2008 Proxy Materials.

In accordance with Rule 14a-8(j), the Company is filing six copies of this letter and the Exhibits. It is simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponent as additional notice of the Company's intention to exclude the Proposal from the Company's 2008 Proxy Materials.

The Proposal states:

Resolved: That the shareholders of Burlington Northern Santa Fe Corporation ("BNSF" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in BNSF's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

BASES FOR EXCLUSION

In the No-Action Request, we argued that the Proposal and its supporting statement may be omitted from our 2008 Proxy Materials because they relate to a matter of ordinary business operations and because the supporting statement violates the proxy rules as materially misleading. We will address the reasons provided in the Proponent's Response that the Proponent claims creates a basis for denial of our request, and avoid significant repetition of the contents of the No-Action Request. Therefore, this response letter should be read in conjunction with the No-Action Request.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Pertains to Matters of Ordinary Business Operations, and is Not a Significant Policy Issue

A. Recent SEC Guidelines Clearly Indicate That the Proposal Does Not Focus on a Broad Issue of Social Policy, But Rather on an Ordinary Business Matter

The central tact taken by the Proponent's Response is to refute our claim that the Proposal may be excluded under Rule 14a-8(i)(7) as an ordinary business matter. The Proponent attempts to make this claim by characterizing the Proposal as one that focuses on a "significant social policy issue." In doing so, the Proponent relies chiefly on language taken from Exchange Act Release No. 40018 (the "1998 Release"), Exchange Act Release No. 12999 (the "1976 release"), and Staff Legal Bulletin 14A. Not only does the Proponent's analysis misinterpret these authorities, but more importantly, it fails to give sufficient weight to more recent SEC pronouncements on the matter, specifically, Staff Legal Bulletin 14C (June 28, 2005). As discussed in Section I.C of our No-Action Request, the standard established by this Bulletin makes clear that the Proposal does not focus on a significant social policy issue. Rather it focuses on an ordinary business matter, and, as noted by our No-Action Request, while it may touch on an ancillary policy issue, the SEC has held that such tangential treatment of social policy will not preclude its exercise of the ordinary business exception. *See, e.g. General Electric Co* (Feb. 3, 2005); *Newmont Mining Corp* (Feb. 4, 2004).

The Proponent's Response introduces its argument by referencing language from the 1998 Release and the 1976 Release. The 1976 Release dictates that "certain matters, which have significant policy, economic or other implications inherent in them" to be excluded from Rule 14a-8(i)(7)'s ordinary business matter exception. However, this Release was published more than three decades ago, and is by no means the SEC's final pronouncement on the matter. Indeed, before even delving into the substantive matters raised by the 1976 Release, the SEC prefaced its discussion by writing that, "[t]he Commission wishes to emphasize that the amendments which it has adopted *are not intended as a final resolution* of the questions and issues relating to shareholder participation in corporate governance and, more generally, shareholder democracy." *SEC Adopting Release No. 12999*, (Nov 22, 1976) (emphasis added). Moreover, the 1976 Release gave no clear guidance with regards to distinguishing between matters that qualify as significant social policy issues versus those that are ordinary business matters. Likewise, the 1998 Release cited by the Proponent does not draw a clear line between ordinary business matters and significant social policy matters. Rather, it simply reiterates that proposals focusing on social policy issues do not qualify as ordinary business matters. *See SEC Adopting Release No. 40018* (May 21, 1998). While Staff Legal Bulletin 14A (released in 2002) does mention that the presence of widespread public debate is one of many factors that help determine whether a proposal focuses on a significant social policy issue, it was not until 2005 that the SEC drew a clear demarcation between ordinary business matters and social policy issues, with its discussion of the matter in Staff Legal Bulletin 14C. As discussed in Section I.C of our No-Action Request, Staff Legal Bulletin 14C depicts the distinction as follows:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Even though this language is the SEC's most recent pronouncement on the matter, the Proponent's Response fails to give Staff Legal Bulletin 14C appropriate weight. Moreover, as explained in Section I.C of our No-Action Request, the standard set forth by the above language makes clear that the Proposal qualifies as an ordinary business matter, because the Proposal and its supporting statement focus on a potential outside risk (terrorism) to BNSF's operations, not on minimizing a particular operation that could adversely affect the environment or public health. While the Proponent's Response attempts to qualify the Proposal as a social policy matter based on the strictures set forth above, its analysis reveals a confused understanding of the SEC's standard. Specifically, the Proponent claims that the Proposal may not be excluded because it focuses on minimizing the impact of terrorist threats. However, terrorist threats do not qualify as BNSF "operations" that BNSF is capable of "minimizing or eliminating [and] that may adversely affect the environment or the public's health," in the words quoted from Staff Legal Bulletin 14C above. Instead, terrorist threats are exogenous risks that BNSF faces as a result of operating a railroad. Indeed, as a common carrier BNSF is obligated by law to carry certain materials, including chemicals and other hazardous materials. It's not a question of whether BNSF should have a policy to protect against the risks of terrorist attacks, but rather now BNSF carries that task out. Management, not shareholders, are equipped to handle that responsibility. Because the Proposal requests that BNSF provide a report on its internal assessment of that outside risk, it falls squarely within the confines of the ordinary business exception set forth above by the SEC's most recent evaluation of the matter.

Furthermore, the Proponent's reliance on the 1976 Release and the 1998 Release expose a flawed understanding of theses SEC pronouncements. While these releases did not create as clear a standard as Staff Legal Bulletin 14C, they both provided a few concrete examples of matters that the SEC viewed as social policy issues, and a company's evaluation of its counter-terrorism efforts does not accord with these examples. Specifically, the 1998 Release cited employment discrimination and other labor-related matters as social policy issues, whereas the 1976 Release referenced a company's decision to build a potentially harmful nuclear power plant. These examples are all risks that companies create for themselves as a result of their operations; they are not outside risks to which companies must react (like terrorism threats). This distinction between internal risks and external risks was eventually elucidated in Staff Legal Bulletin 14C, as discussed above. However, even if one relied solely on the examples of social policy issues used in the 1976 Release and the 1998 Release, a company's analysis of the impact of outside terrorist threats would not fit with those examples, because terrorism is not a risk that the company itself creates. Indeed, as discussed in Section I.B of our No-Action Request, the Commission has generally found that the ordinary business exception applies to proposals requesting companies to provide reports which assess the risk of external events on those companies. *See, e.g., Pfizer Inc.* (Jan. 24, 2006); *The Chubb Corp.* (Jan. 25, 2004); *The Ryland Group, Inc.* (Feb. 13, 2006).

B. The Proponent's Discussion of a Widespread Public Debate is Misguided and Inaccurate

Additionally, the Proponent's claim that the Proposal focuses on a social policy issue because its topic has created "widespread public debate" is both a misapplication of the relevant rule and a mischaracterization of the facts.

As noted above, Staff Legal Bulletin 14A clearly states that the "presence of widespread public debate regarding an issue is *among the factors to be considered* in determining whether proposals concerning that issue" qualify as social policy matters. *Staff Legal Bulletin 14A*, (July 12, 2002) (emphasis added). A natural reading of this language demonstrates that widespread public debate is only one of multiple considerations in determining whether the ordinary business exception applies to a given proposal. However, the Proponent treats this consideration as the dispositive factor in determining the issue, claiming that the Proposal relates to a matter of social policy simply by virtue of the public debate that terrorism has caused. The Proponent does not set forth other reasons for deeming this matter a significant social policy issue. Absent some additional demonstration as to how this matter qualifies as a social policy issue, the Proponent's proof is insufficient.

Moreover, the actual references that the Proponent cites do not even illustrate a widespread public debate on the issue of terrorist threats on rail systems. When the Proponent's citations are taken at face value, they fail to demonstrate that railway terrorism is a significant public concern. For example, the Proponent refers to a CSX freight derailment in Washington D.C. which "called public attention to the rail system's ongoing vulnerability," but the Proponent's Response fails to mention that the derailment was not caused by any sort of terrorist activity. Also, the Proponent cites to a newspaper article from the Pittsburgh Tribune-Review, and claims that this article was widely discussed, but it makes no attempt to demonstrate just how widespread that discussion was. Likewise, the Proponent states that counter-terrorism efforts in the private sector are matters of "intense public discussion," but it does not demonstrate any such public discussion; instead, the Proponent only references a few statements made by Jack Riley, the RAND Corporation's Director of Public Safety and Justice, and Stephen Flynn, a senior national security fellow at the Council on Foreign Relations. Given Riley's and Flynn's respective job titles, it is a mischaracterization to attribute their statements to the general public, as these men made statements on railway safety incident to their occupations. Additionally, much of the governmental action that the Proponent references (like Senator Biden's proposals and the letter written by Congressmen Kucinich and Issa) is simply the work of a few individual congressmen and senators. Finally, the Proponent fails to mention that no terrorist attack has taken place on U.S. railroads since September 11, 2001, a fact that is of particular importance when determining just how sensitive the public might be to railway safety issues. All told, the Proponent was only able to reference four news stories on the topic of railway safety and some isolated government action. Given that these activities occurred over a four-year period, it is a stretch to characterize such a minor amount of activity as "widespread public debate."

Taken to its logical conclusion, the Proponent's argument essentially creates a system where any issue that receives even a minor amount of media or governmental attention would qualify as a social policy issue. In a world of expanding media outlets, such a position would open the floodgates, allowing all sorts of ordinary business matters to find their way onto companies' proxy statements. Given the SEC's longstanding desire to "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting" (*SEC Release No. 40018*), it is imperative to exclude the Proposal in this case.

C. The Proponent's Treatment of SEC Precedents is Flawed

In Section I.C of the Proponent's Response, the Proponent argues that its Proposal differs from other proposals that the SEC has recently excluded from companies' proxy statements on the basis of the ordinary business matter exception. This claim is inaccurate.

The most salient SEC precedents in this instance are three no-action letters that were granted to other railroads last year. *See Kansas City Southern* (Feb. 21, 2007); *Norfolk Southern Corporation* (Feb. 20, 2007); *Union Pacific Corporation* (Feb. 21, 2007). We cited these precedents in Section I.B of our No-Action Request, as the proposals at issue in those cases were virtually identical to the Proposal at issue here. As noted in our No-Action Request, the only substantive difference between these precedents and the Proponent's Proposal is that the phrase "and minimize material financial risk" was included in the precedents, but not in our Proposal. The Proponent argues that this variation alone should yield a different result in this case, claiming that the deletion of the reference to financial risk shifts the focus of the letter away from BNSF's assessment of risk. This claim, however, is incorrect, as the Proposal still requires BNSF to engage in an assessment of risk, regardless of whether that assessment includes an evaluation of financial risk. As noted at length in Section I.B of our No-Action Request, the Proposal calls for BNSF to report on efforts to safeguard the security of our operations from a terrorist attack, and such a report would invariably require us to engage in a substantial evaluation of our safety systems and procedures as they relate to the risk of terrorism. It does not matter whether or not such an evaluation includes an assessment of *financial* risk; the fact that it requires an assessment of *any* business risk makes it an ordinary business operation and therefore excludable under Rule 14a-8(i)(7). Indeed, as noted in our No-Action Request, the SEC has a long-standing history of granting no-action relief in instances where companies are asked to conduct analyses of policy risks and benefits, as such analysis is a fundamental and ongoing part of a company's ordinary business operations. *See, e.g., Dow Chemical* (Feb. 23, 2005); *Xcel Energy Inc.* (Apr. 1, 2003). The fact that the Proponent deleted the words "and minimize material financial risk" from the similar proposals for which no-action relief was granted last year to three other major railroads does not change the analysis. With or without those words, BNSF necessarily must consider material financial risk to the Company as it plans and analyzes all risks attendant to operating a railroad in this day and age, including the risks of transporting chemicals and other hazardous materials, and how to mitigate against those risks. These activities are all ordinary business matters.

Additionally, Section I.B of our No-Action Request cited to numerous longstanding SEC precedents that deemed proposals relating to the safety of a company's operations as pertaining to ordinary business matters. *See CNF Transportation Inc.* (Jan. 26, 1998); *Burlington Northern Santa Fe Corp.* (Jan. 14, 2004); *AMR Corporation* (Apr. 2, 1987); *Union Pacific Corporation* (Dec. 16, 1996). The Proponent claims that these precedents are not applicable because the Proposal in this case does not "request that management annually disclose its safety policies and safety data; report on the development and implementation of new safety technologies; report on the nature and extent of review of operational safety; report on safety systems; or report on the economic effects or potential business impact of an external risk." This assertion is simply not true, because the Proposal, as written, would require us to undertake all of those activities. Specifically, the Proposal makes a very broad request: that BNSF include in its annual proxy statement all "information relevant to the Company's effort to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." There is a myriad of information that is relevant to our counter-terrorism efforts; because the Proposal's information request is so broad, it necessarily includes all of the information that the Proponent claims is not applicable to the Proposal. Stated more explicitly, management's safety policies and data, the development and implementation of new safety technologies, a review of operation safety and safety systems, and the potential impact of an external terrorist risk are exactly the types of information that are "relevant" BNSF's counter-terrorism efforts. Moreover, because the Proposal asks that this information be included "in BNSF's annual proxy statement," it seeks annual disclosure. Accordingly, the precedents cited in our No-Action Request are directly on point, and the Proposal should be excluded accordingly.

D. The Proponent Failed to Contradict BNSF's Argument That the Proposal Meets the SEC's Criteria for Qualifying as an Ordinary Business Operation

In addition to the arguments set forth above, we note that the Proponent has introduced nothing to oppose the arguments raised in Section I.A of our No-Action Request, specifically that the Proposal meets the SEC's criteria for qualifying as an ordinary business matter. The SEC has continually held that a Proposal is an ordinary business matter if (i) the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) "the proposal seeks to 'micro-manage' the company." *SEC Release No. 40018.* Our No-Action Request set forth our reasons for why the Proposal meets this standard, and the Proponent's Response has not countered those reasons. Accordingly, we reiterate our request that the SEC find that the Proposal qualifies as an ordinary business matter that may be excluded under Rule 14a-8(i)(7).

II. The Proposal May be Excluded as Materially Misleading Under Rule 14a-9

Section II of our No-Action Request cited three aspects of the Proposal and its supporting statement as being materially misleading in violation of Rule 14a-9. The Proponent's Response claims that the Proposal is not misleading in these respects. We disagree with this assertion for the reasons set forth below:

A. Reference to the Penn State University Report

The Proponent claims that references to the Penn State University report in the Proposal's supporting statement are not meant to demonize BNSF. Instead, it claims that the references to the report simply demonstrate the importance of rail security and the need for companies to continually improve their safety systems. The Penn State University report may well convey these messages when read alone. However, when references to this report are made in the context of the rest of the Proposal's supporting statement, it creates the misleading impression that BNSF is one of the railways criticized by the Penn State University report, a notion that is completely false given the report's praise for BNSF's safety efforts. Specifically, the Proposal and supporting statement, when read as a whole, describe how railway companies often lack proper security, and they decry BNSF for not disclosing more information about its security efforts. Given that context, when the supporting statement references the Penn State University report without mentioning the report's commendation of BNSF's efforts, it creates the impression that BNSF was, like many other railroads, criticized by the report. This false impression could mislead shareholders into voting for the Proposal, because they would want BNSF to be forced to disclose information regarding its safety efforts, in order to accelerate greater safety implementations.

Furthermore, as noted above and in our No-Action Request, the Penn State University report actually states that BNSF has implemented the types of safety programs recommended for the rail industry. The Proponent claims that we should not have placed these facts in our No-Action Request, as they do not serve as a basis for exclusion of the proposal. This assertion reveals a misunderstanding of Rule 14a-9. Specifically, the Proposal's omission of this material fact makes the Proposal itself misleading, because it gives the impression that BNSF has not stayed abreast of relevant changes in safety technology and systems. This false impression could certainly mislead shareholders voting on the Proposal, as described in the paragraph above. Accordingly, we maintain our position that referencing the Penn State University report without discussing its praise for BNSF is materially misleading in violation of Rule 14a-9.

B. Reference to BNSF's Rail Workers

The Proposal's supporting statement also contains references to statements made by BNSF rail workers. Section II.B of our No-Action Request argues that these references are misleading, because they are surrounded by vague and unquantifiable terminology and also because our rail workers are not in a position to evaluate our counter-terrorism efforts. The Proponent's Response makes no attempt to clarify the vague language, nor does it counter our contention that such language is unclear. Moreover, the Proponent's Response attempts to explain the rail workers' statements themselves by referencing a survey titled "High Alert: Workers Warn of Security Gaps on Nation's Railroads." The fact that the Proponent can only make the workers' statements less misleading by contextualizing them with a reference to this survey means that the Proposal *itself* is still misleading since it does not also reference this survey. Also, this survey polled rail workers from many different companies, not just BNSF. Therefore, attributing all of the statements therein to BNSF employees is materially misleading in violation of Rule 14a-9.

Additionally, the Proponent argues that our assertion regarding the workers' ignorance of safety strategies and systems does not constitute a basis for exclusion and should rather be used in our statement of opposition in the proxy statement. However, we maintain our position that omitting this material fact from the Proposal's supporting statement is materially misleading, because it may give shareholders the impression that the rail workers' statements were made with the benefit of full information with regard to our counter-terrorism tactics. Therefore referencing statements made by BNSF employees without explaining the questionable reliability of those statements is materially misleading and therefore excludable under Rule 14a-9.

C. References to Other Rail Companies

The Proponent argues that its reference to other rail companies is solely meant to "underscor[e] the fact that certain companies . . . are taking the lead in best practices" with respect to information disclosure. However, this claim is disingenuous, because in the Proposal's supporting statement, the reference to such other companies is juxtaposed to a claim that "BNSF makes only passing mention" to railway safety in its reports. The positioning of these clauses is clearly meant to give voters the impression that BNSF lags behind its peers with regard to safety disclosures, a notion that is simply untrue (as detailed in our No-Action Request). Moreover, the Proponent's assertion that other rail companies such as Canadian Pacific Railway "have disclosed *extensive* detail of both security actions taken to protect their infrastructure and personnel and their cost" (emphasis added) is also misleading, as it is simply untrue. In fact, Canadian Pacific's 2006 Annual Report provided very limited disclosure on its overall security efforts and even less information regarding its counter-terrorism efforts. The most significant statement that this report made with regards to terrorism is that it is "a certified carrier with the U.S. Customs and Border Protection's (CBP) Customs — Trade Partnership Against Terrorism program and the CBSA's Partners in Protection program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security." *See* Canadian Pacific Railway Company, 2006 Annual Report. This information hardly qualifies as an "extensive" disclosure. Also, despite the Proponent's assertion to the contrary, Canadian Pacific did not mention anything with regards to the "cost" of its security actions.

Finally, while the Proponent argues that our comparability to other railways is not, on its own, a basis for exclusion, we maintain our position that omission of this fact from the Proposal's supporting statement creates the misleading impression that BNSF's safety disclosures do not meet the industry standard. Such a false suggestion may well manipulate shareholders into voting for the Proposal, in an attempt to increase BNSF's disclosures. The proposal is therefore materially misleading and excludable under Rule 14a-9.

III. Conclusion

For the reasons set forth above and in the No-Action Request, BNSF continues to believe that the Proposal may properly be omitted from our 2008 Proxy Materials, and we request the Staff's concurrence with its views. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the States of Illinois and Texas.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2008 Proxy Materials, please contact me at (817) 352-3466. I may also be reached by facsimile at (817) 352-2397 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, C. Thomas Keegel, may be reached by telephone at (202) 624-6800 and at the International Brotherhood of Teamsters, 25 Louisiana Avenue, NW, Washington, DC 20001. We request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that BNSF or its undersigned counsel have timely been provided with a copy of the correspondence. In addition, BNSF agrees to promptly forward to the Proponent any response from the Staff to this letter that the Staff transmits by facsimile to BNSF only.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Very truly yours,

Jeffrey T. Williams

Jeffrey T. Williams
Senior General Attorney

cc: C. Thomas Keegel
Roger Nober

Enclosures

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

Exhibit A

December 7, 2007

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1090

Re: Burlington Northern Santa Fe Corporation's no-action request regarding shareholder proposal submitted by the Teamster General Fund

Dear Sir or Madam:

By letter dated November 19, 2007 (the "No-Action Request"), Burlington Northern Santa Fe Corporation ("BNSF" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamster General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders (the "2008 Annual Meeting").

The Proposal requests that the Company make available, omitting proprietary information and at reasonable cost, in BNSF's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

The Company contends that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(7), arguing that the Proposal deals with matters relating to the

Company's ordinary business operations, and (ii) Rule 14a-8(i)(3), arguing that the Proposal is materially misleading in violation of Rule 14a-9.

We believe that BNSF should not be permitted to exclude the Proposal from its 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

BASES FOR INCLUSION

I. Rail Security is a Significant Social Policy Issue, Precluding Application of the Ordinary Business Exclusion

We believe that Section I. of BNSF's No-Action Request is predicated on the false understanding that "so long as *any* portion of a proposal implicates a company's ordinary business operations, it is excludable under Rule 14a-8(i)(7)."(See Section I.C., No-Action Request) On the contrary, Staff Legal Bulletin 14C explicitly states: "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials."[1]

BNSF's No-Action Request fails to recognize a critical element of the Staff's interpretation of Rule 14a-8(i)(7)—that the ordinary business exclusion is not applicable to proposals that focus on matters of significant social policy issues, even if such proposals and their supporting statements relate to day-to-day business matters.

A. Significant Social Policy Issues Are Beyond The Realm of Ordinary Business

In 1998, the Commission clarified its approach to applying the ordinary business exclusion (Rule 14a-8(i)(7)), limiting the scope of what is considered ordinary business. In the adopting release (the "1998 Release"),[2] the Commission stated:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social

[1] Staff Legal Bulletin 14C (June 28, 2005).

[2] Exchange Act Release No. 40018 (May 21, 1998)

> policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> (footnotes omitted)

By stating that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable (emphasis added), the 1998 Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter. A 1976 release introducing the "significant social policy issue" analytic framework (the "1976 Release") described the analytic process similarly:

> Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters, which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former sub-paragraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.[3]

The substantial legislative and regulatory activities around rail security, as well as the robust public debate over how to secure our nation's rail infrastructure from terrorist attack, support the assertion that rail security is a significant social policy issue, thus precluding application of the ordinary business exclusion (Rule 14a-8(i)(7)) to the Fund's Proposal. Therefore, while BNSF may rightly assert in Section I.A. the No-Action Request that "the *threat* of terrorism is an ongoing and ever-present reality that requires *daily* attention", the fact that rail security is a significant social policy issue renders the proposal appropriate for a shareholder vote.

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[3] Exchange Act Release No. 12999 (Nov. 22, 1976).

B. Rail Security Is A Significant Social Policy Issue

Our assertion that rail security is indeed a significant social policy issue is something that the Fund—along with certain Congressional Representatives—took up with the Commission last year.

In 2007, the Fund appealed to the Commission to exercise its discretion under 17 C.F.R.§ 202.1(d) and review a determination by the Division of Corporation Finance that Norfolk Southern Corporation may exclude from its proxy materials a shareholder proposal on rail security submitted by the Fund. The Fund held that the subject matter of the proposal, rail security, is a significant social policy issue and the focus of widespread public debate, precluding application of the ordinary business exclusion.

In response to the Staff's no-action determinations regarding proposals on rail security, Chairman Dennis Kucinich (D-OH) and Ranking Minority Member Darrell Issa (R-CA) of the U.S. House of Representatives' Committee On Oversight and Government Reform, which has broad oversight jurisdiction over many federal agencies including the S.E.C., wrote to Chairman Cox requesting a staff briefing regarding the Commission's application of the ordinary business exclusion in relation to shareholder proposals.

Noting that under Rule 14a-8(i)(7) company management is not free to exclude from a vote of the shareholders any proposal that deals with sufficiently significant policy issues, Congressmen Kucinich and Issa wrote: "The President and Congress have devoted considerable time and resources to evaluating and improving rail security. . . in the context of protecting homeland security and public safety." The letter explained:

> As you may know, the President asked for $175 million for the transit, passenger rail and freight rail security grant program in DHS in his FY2008 budget request. Congress appropriated an identical sum for the grant program in FY2007 as well. Furthermore, the House Homeland Security Committee has held five hearings and mark-ups on rail security matters in this congress alone, including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail

and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").

We believe that the President and the members of the Homeland Security Committee are under the impression that their efforts in this regard concern a significant social policy issue.[4]

Staff Legal Bulletin 14A states that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'"[5] In July 2000, the Division of Corporation Finance stated in "Current Issues and Rulemaking Projects" that it had declined to allow exclusion of a shareholder proposal on "cash balance" pension plans submitted to IBM, despite the Staff's usual characterization of employee benefits-related issues as ordinary business, because "the staff was persuaded that the widespread public debate on the significant social and corporate policy issues raised by conversion from defined-benefit to cash-balance retirement plans caused the subject-matter of this particular proposal to fall outside the realm of 'ordinary business' matters subject to exclusion under Rule 14a-8(i)(7)."[6]

There is currently a widespread public debate about how to secure the U.S. rail network from terrorist attack:

- A CSX freight derailment in Washington, D.C. in November 2007 called public attention to the rail system's ongoing vulnerability and ignited further debate as to the efficacy of the Bush administration's rail security efforts. The Center for American Progress (CAP), a national political policy research and advocacy organization, said the derailment "is a grim reminder that we have yet to adequately address one of the nation's most serious homeland security vulnerabilities."[7]

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[4] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

[5] Staff Legal Bulletin 14A (July 12, 2002).

[6] Division of Corporation Finance, "Current Issues and Rulemaking Projects," at 89-90 (July 25, 2000) (available at http://www.sec.gov/pdf/cfcr072k.pdf).

[7] "Derailed Train Exposes Weakness in Rail Security," Center for American Progress (Nov. 13, 2007) (available at: http://www.americanprogress.org/issues/2007/11/derailment.html)

According to NBC News4, Homeland Security officials "said the incident brings another problem to the surface—trains carrying hazardous materials traveling through the nation's capital." Congresswoman Eleanor Holmes-Norton told News4: "We can't keep depending on luck."[8]

- A widely discussed article early this year by Pittsburgh Tribune-Review investigative reporter Carl Prine described how Prine had been able to penetrate lackluster or absent security at 48 chemical plants and the freight rail lines that carry their products, leaving hundreds of business cards to mark his incursions.[9] The New York Times reported similar findings in an inspection by the Federal Railroad Administration, this one following a credible terrorist threat in 2005.[10]

- Federal lawmakers have focused significant attention on rail security throughout 2007. On August 3, 2007, President Bush signed into law the "Implementing Recommendations of the 9/11 Commission Act of 2007." This comprehensive piece of legislation includes significant Rail Security measures which had originally been introduced in such stand alone bills as H.R. 1269 and H.R. 1401, "The Rail and Public Transportation Security Act of 2007." Some of the measures in the law include: $1.2 billion in authorized funding over the next four years for general Railroad Security Enhancements; $650 million over the next four years for Amtrak Security Enhancements; requirement for the development of a "National Strategy for Railroad Transportation Security" within the next 9 months; requirement for Railroad Carrier Security Assessments and Plans; requirements for the development and implementation of a Railroad Security Training Program in consultation with Rail Labor; and employee whistleblower protections.[11]

Prior to the President signing into law the "Implementing Recommendations of the 9/11 Commission Act of 2007", the House Homeland Security Committee held five hearings and mark-ups on rail security matters in this congress alone,

[8] "Clean Up, Questions Begin In Train Derailment," NBC News4 (Nov. 9, 2007) (available at: http://www.nbc4.com/news/14552564/detail.html)

[9] Carl Prine, "Terror on the Tracks," Pittsburgh Tribune-Review (Jan. 14, 2007); see also, e.g., Associated Press, "Probe: Trains Can be Easy Terror Targets" (Jan. 16, 2007).

[10] Walt Bogdanich & Christopher Drew, "Deadly Leak Underscores Concerns About Rail Safety," The New York Times (Jan. 9, 2005).

[11] "President Bush Signs 'Implementing Recommendations of the 9/11'into Law," White House Press Release (Aug. 3, 2007) (available at: http://www.whitehouse.gov/news/releases/2007/08/20070803-1.html); see also "President Signs Rail Security Legislation Into Law," Brotherhood of Locomotive Engineers and Trainmen Press Release (Aug. 3, 2007) (available at: http://www.bletdc.org/2007/08/president-signs-rail-security.php)

including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").[12]

House Homeland Security Chairman Bennie Thompson announced in January 2007 that rail security would be the focus of the committee's first piece of legislation in 2007, and in 2006, Thompson asked the Government Accountability Office to review the Transportation Security Administration's rail security initiatives.[13] In the Senate, the Surface Transportation and Rail Security Act of 2007 was passed by the Committee on Commerce, Science and Transportation in February.[14]

- The steps the private sector should be taking are also a matter of intense public discussion. Testimony from Jack Riley, the RAND Corporation's Director of Public Safety and Justice, in 2004 before the Senate Committee on Commerce, Science and Transportation highlighted the fact that "[t]o a considerable extent, the security of the nation's freight rail system is in the hands of the private sector," which must compete with other modes of transportation.[15] Stephen Flynn, a senior national security fellow at the Council on Foreign Relations, has criticized rail companies for failing to provide information on hazardous cargos to local first responders.[16]

- In particular, significant controversy surrounds the issue of whether rail companies should be required to reroute hazardous cargo around major cities that could be targets of terrorist attacks, with supporters of such rerouting

[12] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

[13] Chris Strohm, "House Member Puts Rail Security at Top of His Panel's Agenda," GovExec.com (Jan. 29, 2007).

[14] Press Release, "Senate Commerce Committee Approves Security Bills, Nominations" (Feb. 14, 2007) (available athttp://commerce.senate.gov/public/index.cfm?FuseAction=PressReleases.Detail&PressRelease_id=248742&Month=2&Year=2007).

[15] Statement of Jack Riley, Director of RAND Public Safety and Justice, Before the Committee on Commerce, Science and Transportation, United States Senate, at 9 (Mar. 23, 2004) (available at http://www.rand.org/pubs/testimonies/2005/RAND_CT224.pdf).

[16] Eben Kaplan, "Rail Security and the Terrorist Threat," Council on Foreign Relations Backgrounder at 3-4 (Mar. 12, 2007).

singling out Norfolk Southern and CSX for their refusals to reroute.[17] On March 12, 2007, Senator Joseph Biden proposed an amendment to the 9/11 Commission bill to require such rerouting.[18] Senator Biden had previously introduced the Hazardous Materials Vulnerability Reduction Act of 2005.[19]

- Local governments have also been taking steps to fill perceived gaps. Washington, DC passed a law in 2005, now under challenge by CSX, prohibiting hazardous cargo from coming within 2.2 miles of the US Capitol.[20] Similar proposals were introduced in Boston, Chicago and Baltimore.[21]

- The Center for American Progress (CAP), in a report issued in 2005, made the case for increased corporate disclosure of the type sought in the Proposal as a strategy for combating terrorism. CAP argued that in addition to informing shareholders about key business issues, fuller disclosure regarding security issues (excluding classified or other sensitive information) would improve corporate processes and emphasize the centrality of security concerns to companies' core businesses.[22]

As these examples demonstrate, rail security, including the measures being undertaken by the private sector, is a significant social policy issue. The connection between rail security and the threat of another major terrorist attack in the U.S. engages the attention of the media and the public at large. Legislators and regulators are actively engaged in trying to reduce the vulnerability of the U.S. system to terrorist attack and, in the course of doing so, are raising public awareness of the issue even further through hearings and press outreach.

C. BNSF's Examples of Recent and Longstanding SEC Decisions Are Not Applicable

---

[17] See Press Release by Friends of the Earth, "New Rail Security Rules Leave Communities At Risk" (Dec. 15, 2006) (available at http://www.foe.org/new/releases/december2006/railroadsecurityrisk121506.html); "Government Proposes Rail Security Plan," USA Today (Dec. 15, 2006).
[18] Press Release by Sen. Joseph Biden, "Biden Calls for Rerouting Hazardous Chemical Shipments Away From Population Centers" (Mar. 12, 2007) (available at http://biden.senate.gov/newsroom/details.cfm?id=270512&).
[19] See Floor Statement at http://biden.senate.gov/newsroom/details.cfm?id=239196&&.
[20] Kaplan, supra note 16, at 3; "Government Proposes Rail Security Plan," supra note 17.
[21] Julia Malone, "Growing Number of Major Cities Want Hazmats Off the Rails in Downtowns, Neighborhoods," Cox Newspapers Washington Bureau (Mar. 26, 2006) (available at http://www.coxwashington.com/reporters/content/reporters/stories/2006/03/26/BC_HAZMATS_RAILCARS25_COX.html).
[22] Robert Housman & Timothy Olson (Center for American Progress), "New Strategies to Protect America: A Market-Based Approach to Private Sector Security," at 8-9 (Aug. 10, 2005) (available at http://www.americanprogress.org/issues/2005/08/after_london_madrid.html).

to Our Proposal

In Section I.B of the No-Action Request, BNSF cites certain recent and longstanding SEC decisions in an attempt to demonstrate that our Proposal should be likewise excluded. As we will explain below, we believe these decisions relate to proposals unlike our Proposal and are therefore not applicable. We further consider BNSF's use of these examples to evidence the Company's failure to recognize that the ordinary business exclusion is not applicable to proposals that focus on matters of significant social policy issues.

BNSF argues that the Staff has recently addressed the Fund's "nearly identical proposals" for information related to the counter terrorism efforts of three other railroad companies: *Kansas City Southern* (Feb. 21, 2007), *Norfolk Southern Corporation* (Feb. 20, 2007), and *Union Pacific Corporation* (Feb. 21, 2007). BNSF says that in each instance the Staff concluded that Rule 14a-8(i)(7) provided some basis for exclusion of our proposals, and "Accordingly, the substantive merits of the Proponent's proposal in this instance should be treated in the same manner as it was in the prior matters."

However, these no-action determinations referenced by BNSF do not apply to our Proposal because the proposals filed at Kansas City Southern, Norfolk Southern Corporation, and Union Pacific Corporation are significantly different from our Proposal. BNSF argues that "The only substantive difference between the Proponent's proposals to these companies and the Proposal to BNSF is that the phrase 'and minimize material financial risk' is included in those proposals but not in our Proposal."

While BNSF characterizes the phrase "and minimize material financial risk" as a minor change bearing no substantive effect on the proposal's intent, we believe the deletion of this phrase is a critical change. Our Proposal is explicitly focused on a significant social policy issue—rail security—and BNSF's efforts to minimize the threats to the environment and the public's health posed by the Company's vulnerability to a terrorist attack on its rail system.

BNSF also argues that proposals relating to the safety of a company's operations have historically been deemed matters of day-to-day operations by the Commission, citing as examples *CNF Transportation Inc.* (Jan. 26, 1998), *Burlington Northern Santa Fe Corp.* (Jan. 14, 2004), *AMR Corporation* (Apr. 2, 1987), and *Union Pacific Corporation* (Dec. 16, 1996). The Company further argues that the

Commission has found that the ordinary business exception applies to proposals requesting companies to provide reports which assess the risk of external events on those companies, citing as examples *Pfizer Inc.* (Jan. 24, 2006), *The Chubb Corp.* (Jan. 25, 2004), and *The Ryland Group, Inc.* (Feb. 13, 2006).

These examples are not applicable to our Proposal, which does not: request that management annually disclose its safety policies and safety data; report on the development and implementation of new safety technologies; report on the nature and extent of review of operational safety; report on safety systems; or report on the economic effects or potential business impact of an external risk. While our Proposal may <u>relate</u> to matters of specific safety policies, safety systems, and external risks, unlike any of the proposals cited above, our Proposal <u>focuses</u> on a sufficiently significant social policy issue that transcends ordinary business matters.

D. Our Proposal is a Broad Question of Policy and is Precluded from the Application of the Ordinary Business Exclusion

In Section I.C. of the No-Action Request, BNSF argues that our Proposal requests information that is not a broad question of policy but instead a matter of ordinary business operations. The Company refers to Staff Legal Bulletin No. 14C (June 28, 2005), which distinguishes proposals that deal generally with the risk or liability of operations to the company from those that focus on minimizing or eliminating particular operations that may adversely affect the environment or the health of the general public:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the Company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[23]

BNSF argues that, "Like similar proposals which the Commission has

[23] Staff Legal Bulletin 14C (June 28, 2005).

determined to be excludable under Rule 14a-8(i)(7), the Proposal and Supporting Statement in this instance focus on potential risks and liabilities to BNSF, not on minimizing operations that affect the environment or public health."

We believe that any efforts that BNSF makes, or fails to make, to safeguard the security of its operations from a terrorist attack and/or other homeland security incident will directly affect the environment and the public's health. We therefore believe the Proposal is inherently about the Company's efforts to minimize or eliminate threats to the environment and the public's safety resulting from the Company's vulnerability to a terrorist attack on its rail system. Furthermore, our supporting statement explicitly states that the Fund seeks disclosures that would allow shareholders "to evaluate the steps the Company has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident."

In this vein, our Supporting Statement details the potential for a public health and environmental catastrophe in the event that BNSF's operations suffer a terrorist attack or other homeland security incident. It explains that, according to the United States Naval Research Lab, "a one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes."

While the Proposal does indeed reference the harm that an outside terrorist event could cause to the railroad and thereby references the risks and liabilities that the Company faces as a result of terrorist threats, the focus remains on the Company's efforts to minimize or eliminate threats to the environment and the public's safety resulting from the Company's vulnerability to a terrorist attack. Just because the Proposal includes language regarding risks to the Company does not make the Proposal necessarily excludable. As Staff Legal Bulletin 14C explicitly states: "The fact that a proposal relates to ordinary business matters"—in this case, ordinary business being the risks and liabilities that BNSF faces—"does not conclusively establish that a company may exclude the proposal from its proxy materials."[24]

A shareholder proposal, by its very nature, must be company-specific. It must ask the company to take a specific action, or risk being excluded as not within the Commission's definition of a proposal. Proposals that address a broader public policy debate without providing a nexus to the specific company to which the proposal is submitted risk exclusion on the ground that the proposal is beyond the Company's

[24] Staff Legal Bulletin 14C (June 28, 2005).

power to implement.

Furthermore, the fact that significant social policy issues can have financial ramifications for companies cannot, under any sensible construction of the ordinary business exclusion, be the basis for allowing omission. Such an interpretation would undermine the functioning of the shareholder proposal rule as a vehicle for raising important matters affecting investment value.

II. Our Proposal is Not Materially Misleading in Violation of Rule 14a-9, as Charged by BNSF

BNSF alleges that our Proposal is materially misleading in violation of Rule 14a-9 in three respects. We contend that our Proposal is not misleading as alleged for the reasons set forth below.

A. Reference to Penn State University Report

In Section II.C. of the No-Action Request, BNSF claims that our supporting statement "gives the impression that BNSF is partly responsible as one of the 'glaring holes in rail security'" discussed in a Penn State University report on June 12, 2007 to which we refer.

We believe that this is a misreading of our supporting statement and fails to acknowledge that our supporting statement discusses the general importance of rail security to public safety in an effort to underscore the need for further disclosure and accountability in this area—not to demonize BNSF. We believe a fair reading would infer that our reference to the Penn State University Report: establishes the importance of rail security in the public arena; points to the vulnerability of the nation's rail system to terrorist attacks; and underscores the need for further disclosure from the Company on its efforts to safeguard the security of its operations (and thereby, to safeguard the public's health and the environment) from a terrorist attack or other homeland security incident.

Further, BNSF argues that its programs are cited in the Penn State University report as examples of the types of safety programs recommended for the rail industry. We believe that this line of argument belongs in the Company's statement in opposition in the proxy and does not serve as a basis for exclusion of the proposal.

B. References to BNSF's Rail Workers

In the Fund's supporting statement, it reports that "[r]ail workers throughout our Company report that BNSF has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company."

In Section II.B. of the No-Action Request, BNSF argues that this statement "contains vague and unquantifiable terminology, such as 'significant security improvements' and 'potentially devastate'", further claiming that "[w]ithout proper authority for its contention or more specific measures of the proposed risk, the statement is not verifiable and thus merely a thinly veiled attempt to paint BNSF employees as a whole as disgruntled and concerned for their safety."

Preceding the reference to BNSF's rail workers, our supporting statement notes that BNSF is involved with the transportation, storage and handling of hazardous materials including chemicals, explosives, radioactive materials, gases, poisons and corrosives. The statement further notes that the United States Naval Research Lab reported that a one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes.

As explained in the Fund's supporting statement, the Penn State University report reveals a need for an increase in terrorism preparedness training for rail workers. A survey of rail workers, including frontline BNSF engineers and maintenance of way employees, revealed that despite warnings by the FBI that the rail network is a likely target of al Qaeda, rail carriers have done little in the face of clear and present danger. The results of the survey were published in a report entitled "High Alert: Workers Warn of Security Gaps on Nation's Railroads," by the International Brotherhood of Teamsters in 2005.[25]

Our reference to the potential for devastation to communities and our Company is based on the fact that BNSF transports, stores and handles hazardous materials; the rail car explosion scenario depicted by the United States Naval Research Lab's report includes the death of 100,000 people; and the worker survey raises questions

[25] "High Alert: Workers Warn of Security Gaps on Nation's Railroads," International Brotherhood of Teamsters (September 2005) (available at: http://www.teamster.org/divisions/rail/pdfs/railsecuritybook.pdf)

regarding BNSF's efforts to safeguard its operations. We believe a fair reading would infer that the Fund used the reference to BNSF's workers to highlight the need for further disclosure and accountability in this area—not to "paint BNSF employees as a whole as disgruntled and concerned for their safety."

BNSF further argues that the statement regarding BNSF rail workers "is highly suspect because it implies that rail workers are privy to sufficient information to enable them to evaluate BNSF's counter-terrorism efforts. However, many of BNSF's efforts and successes are the result of high level programs and strategies known only by management." The Company further argues that many of its counter-terrorism measures "cannot be disclosed outside of management due to government mandate or agreements with other carriers regarding certain jointly-developed and implemented strategies."

While BNSF makes a compelling argument as to why these workers may not be privy to certain high level programs and strategies known by management, we believe this argument belongs in the Company's statement in opposition in the proxy statement and does not constitute a basis for exclusion of the Proposal.

C. References to Other Rail Companies

In Section II.C. of the No-Action Request, BNSF argues that "The Proponent's statement gives the misleading impression that BNSF lags behind its peers in disclosing its counter terrorism measures." It further argues that "BNSF's disclosures are actually consistent with the U.S. industry standard."

In calling attention to the fact that "other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost", the Fund is underscoring the fact that certain companies, such as Canadian Pacific Railway, are taking the lead in best practices in this area by providing investors with important information on this social policy issue.

Drawing comparisons to the practices of other companies in BNSF's industry is not a basis for excluding the Proposal. If BNSF seeks to measure itself only against particular U.S. peers and justify its practices based on this measure, we believe that argument belongs in the Company's statement in opposition in the proxy statement and does not serve as a basis for exclusion of the Proposal.

III. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Division take action to enforce inclusion of its proposal in BNSF's 2008 Proxy Materials.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Jeffrey T. Williams

Exhibit B

BNSF

Jeffrey T. Williams
Senior General Attorney

Burlington Northern
Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3466
fax 817 352-2397
Jeffrey.williams@bnsf.com

November 19, 2007

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation - Shareholder Proposal Submitted by the International Brotherhood of Teamsters' General Fund

Ladies and Gentlemen:

On behalf of Burlington Northern Santa Fe Corporation ("BNSF") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, the Company excludes a proposal submitted by the International Brotherhood of Teamsters' General Fund (the "Proponent") from the proxy materials for BNSF's 2008 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 14, 2008.

We received a notice on behalf of the Proponent dated June 28, 2007, submitting the following proposal for consideration at our 2008 annual shareholders meeting (a copy of which, together with the supporting statement, is attached as Exhibit A) (the "Proposal"):

> Resolved: That the shareholders of Burlington Northern Santa Fe Corporation ("BNSF" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in BNSF's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent to notify it of our intention to omit the proposal from our 2008 annual meeting proxy materials.

We believe that the Proposal may be properly omitted from BNSF's 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

BASES FOR EXCLUSION

I. BNSF may exclude the Proposal in reliance on Rule 14a-8(i)(7) because it relates to ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal if it pertains to "a matter relating to the company's ordinary business operations." The Commission has stated that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 28, 1998). This exception extends to proposals that simply request additional disclosure from a company (as opposed to the taking of a particular action), so long as the "subject matter" of that disclosure relates to a matter of ordinary business. *See Johnson Controls, Inc* (Oct. 26, 1999); *see also Otter Tail Corp.* (Jan. 13, 2004)

A. The Proposal Meets the SEC's Criteria for Qualifying as an Ordinary Business Operation

According to SEC Release No. 34-40018 the two "central considerations" in determining whether the ordinary business exception of Rule 14a-8(i)(7) applies are (i) whether the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) "the degree to which the proposal seeks to 'micro-manage' the company." *SEC Release No. 34-40018.* Exclusion would be appropriate where the proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 12999* (Nov. 22, 1976)). Additionally, even if a given proposal simply requests a special informational report, as opposed to some sort of specific action, the proposal is still excludable under Rule 14a-8(i)(7) if "the *subject matter* of the special report . . . involves a matter of ordinary business" *SEC Release No. 34-20091* (Aug. 16, 1983) (emphasis added). These factors demonstrate that the ordinary business exception applies to the Proponent's proposal.

BNSF owns one of the largest railroads in North America, with approximately 32,000 route miles of track in 28 states and two Canadian provinces. The security and safety measures employed to protect our employees and our operations are designed to prevent, prepare for, and mitigate any event that could affect our rail operations and the safety of our employees, contractors and customers, and the communities through which we operate. While terrorist attacks are extraordinary events, the *threat* of terrorism is an ongoing and ever-present reality that requires *daily* attention. Accordingly, various management efforts to safeguard BNSF from terrorism and other risks to homeland security are incorporated in management's daily functions. These efforts are integrally related to management's ordinary day-to-day programs and protocols to protect our operations from a variety of risks, including homeland security incidents.

Accordingly, management and rail workers are making decisions on a continuing basis in order to reduce the risk that BNSF's operations will suffer a terrorist attack and other threats to its operations.

Moreover, shareholders could not practically oversee such a dynamic and continuous process, and any attempt to do so would qualify as micro-managing. BNSF's policies and procedures designed to protect its rail lines, yards, and equipment, and employees and customers from terrorist acts or other homeland security incidents are necessarily complex and highly confidential. Therefore, developing and implementing actions and policies to thwart terrorist activity requires a deep understanding of BNSF's operations, subject matter expertise in counter terrorism, and consistent access to government authority. The average shareholder does not have this particular competency and thus simply cannot make informed and appropriate decisions regarding efforts to "safeguard the security of [BNSF's] operations" from acts of terror.

Given the pervasive, continuous, and complex nature of BNSF's counter-terrorism safeguards, it meets the Commission's standard set forth above.

B. Recent and Longstanding SEC Decisions Further Demonstrate that the Proponent's Proposal Pertains to an Ordinary Business Operation

The Staff has recently addressed the Proponent's nearly identical proposals for information related to the counter terrorism efforts of three other railroad corporations: Kansas City Southern, Norfolk Southern Corporation, and Union Pacific Corporation. In each instance the Staff concluded that Rule 14a-8(i)(7) provided some basis for the exclusion of the Proponent's proposals. *Kansas City Southern* (Feb. 21, 2007); *Norfolk Southern Corp* (Feb. 20, 2007); *Union Pacific Corp* (Feb. 21, 2007). Like BNSF, Kansas City Southern, Norfolk Southern Corporation, and Union Pacific Corporation all have as their principal subsidiary a Class I railroad. Accordingly, the substantive merits of the Proponent's proposal in this instance should be treated in the same manner as it was in the prior matters. The only substantive difference between the Proponent's proposals to these companies and the Proposal to BNSF is that the phrase "and minimize material financial risk" is included in the those proposals but not in our Proposal. We do not know whether this change represents the Proponent's attempt to create a distinction between the Proposal and the other proposals in hopes of achieving a different result, but it clearly has no such effect. Reporting on efforts to safeguard the security of our operations from a terrorist attack or other homeland security incidents is part of our ordinary business operations, and the deletion of an explicit reference to financial risk does not change this analysis. All companies presumably seek to "minimize material financial risk" in connection with their ordinary business operations, which include activities related to counter-terrorism efforts.

More generally, proposals relating to the safety of a company's operations have historically been deemed matters of day-to-day operations by the Commission. For example, in *CNF Transportation Inc.* (Jan. 26, 1998), the SEC found that a shareholder proposal requesting the company to disclose its safety policies and safety data in its annual report could be excluded as a matter of ordinary business. Also, in *Burlington Northern Santa Fe Corp.* (Jan. 14, 2004), the SEC allowed exclusion of a shareholder proposal requesting information on the development and implementation of the company's new safety technologies, because it pertained to ordinary business. *See also, AMR Corporation* (Apr. 2, 1987) (concluding that a proposal relating to the nature and extent of review of the safety of that company's airline operations was a matter relating to its ordinary business operations); *Union Pacific Corporation* (Dec. 16, 1996) (finding that the railroad company could omit proposals requesting information on railroad safety systems). Likewise, the Commission has generally found that the ordinary business exception also applies to proposals requesting companies to provide reports which assess the risk of external events on those companies. For example, in *Pfizer Inc.* (Jan. 24, 2006), the SEC allowed the company to exclude a proposal requesting a report on the economic effects of certain pandemics and the company's efforts to combat these effects, because such a report would require the company to engage in an internal evaluation of external risks, which qualified as an ordinary business matter. *See also, The Chubb Corp.* (Jan. 25, 2004) (finding that the company could exclude a proposal for a report regarding the impact of climate changes on the business); *The Ryland Group, Inc.* (Feb. 13, 2006) (finding that the company could exclude a proposal for a report regarding the impact on the business of "rising regulatory, competitive, and public pressure to increase energy efficiency"). A report on the efforts to safeguard operations against terrorist attacks falls into both of these categories, as it pertains to the overall safety of our operations, and relates to the effect that an uncontrollable outside event (terrorism) has on BNSF.

C. The Proposal Requests Information that is not a Broad Question of Policy, But Instead, a Matter of Ordinary Business Operations

Further, to the extent that the Proponent may argue that these matters could affect the public's health and thus include significant policy issues, see *Staff Legal Bulletin No. 14C* (June 28, 2005). There, the Commission distinguishes proposals that deal generally with the risk or liability of operations to the company from those that focus on minimizing or eliminating particular operations that may adversely affect the environment or the health of the general public:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Staff Bulletin is consistent with many no-action letters in which the Staff agreed with the company's position that analysis of policy risks and benefits is a fundamental and ongoing part of a company's ordinary business operations. *See, e.g., Dow Chemical* (Feb. 23, 2005); *Xcel Energy Inc.* (Apr. 1, 2003). Like similar proposals which the Commission has determined to be excludable under Rule 14a-8(i)(7), the Proposal and Supporting Statement in this instance focus on potential risks and liabilities to BNSF, not on minimizing operations that affect the environment or public health, and thus provide a basis for exclusion "as relating to an evaluation of risk." Specifically, the Supporting Statement references the harm that an outside terrorist event could cause to the railroad, its workers, and the public at large, and the Proposal itself requests a report on BNSF's efforts to "safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." Such a report would not focus on any of BNSF's operations that may adversely affect the public, but rather on the risks and liabilities the company faces as a result of terrorist threats. Analogously, in *Pfizer Inc.*, a proposal requesting a report on the economic effect that various pandemics could have on the company was viewed as an evaluation of risk, and therefore an ordinary business matter. In *General Electric Co.*, (Jan. 13, 2006), the SEC excluded a proposal requesting a report on the risk to the company's reputation as a result of increased outsourcing and offshoring to other countries. Accordingly, a report on BNSF's responses to and safeguards from terrorism would require precisely the sort of risk assessment that qualifies as an ordinary business matter.

Moreover, proposals that merely touch on or implicate social policy issues are not exempt from the ordinary business exception. To the contrary, they are still excludable if they revolve around a company's ordinary business operations. For example, in *General Electric Co* (Feb. 3, 2005), a proposal that touched on the social policy of relocating jobs to foreign countries was still excluded because it related to management of the workforce, which is an ordinary business matter. *See also Newmont Mining Corp* (Feb. 4, 2004) (finding that it was unnecessary to consider social policy implications, because the proposal requested a report on financial risks and environmental liabilities, which were ordinary business matters). Indeed, so long as *any* portion of a proposal implicates a company's ordinary business operations, it is excludable under Rule 14a-8(i)(7). *See Medallion Financial Corp.* (May 11, 2004) (finding that even though a proposal pertained to both extraordinary transactions and non-extraordinary transactions, the entire proposal could be excluded because the non-extraordinary transactions were matters of ordinary business). Therefore, even if the Proponent's Proposal could be described as touching on a social policy or other ancillary issue, the entire Proposal is still excludable because, as outlined above, it relates to BNSF's ordinary business operations.

Finally, as an ancillary matter, many of BNSF's counter terrorism measures taken to safeguard the company, its railroads, and employees must remain confidential and are required to be kept so through arrangements with appropriate government agencies (e.g., U. S. Department of Homeland Security) and connecting carriers. In many discussions with the Transportation Security Administration of the U.S. Department of Homeland Security, BNSF's overall Security Management Plan has been deemed Security Sensitive Information (SSI). Countermeasures contained within the plan are highly confidential and must be safeguarded. Public knowledge of these measures would negate the purpose of the measures and make BNSF more vulnerable to terrorist attacks. By making the information available to shareholders, BNSF would also be making the information available to persons the programs were designed to target, thus undermining the efficacy of its efforts.

II. BNSF may exclude the Proposal in reliance on Rule 14a-8(i)(3) because it is materially misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to exclude a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Moreover, the

Commission has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Commission] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *SEC Staff Legal Bulletin No. 14* (July 13, 2001). In this case, the Supporting Statement would need to be greatly altered to comply with the proxy rules, so the Proposal is excludable on the grounds that the Supporting Statement is materially misleading under Rule 14a-8(i)(3). The Proponent's proposal is misleading in three respects.

A. Reference to Penn State University Report

The Supporting Statement refers to "a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the U.S. system."

The Proponent's statement gives the impression that BNSF is partly responsible as one of the "glaring holes in rail security." However, this impression is entirely false since the Penn State report never identifies BNSF or our operations as vulnerable to terrorist attacks. Rather, the Penn State report (available at http://www.citizensforrailsafety.org/docs/PennStateStudy.pdf) cites BNSF's programs as examples of the types of safety programs recommended for the rail industry. Specifically:

- The report recommends "[e]fforts to involve the general public and the rail enthusiast, such as the BNSF's Citizens for Rail Security program, should be supported and expanded". (p. 9)
- As an example of an industry response to terrorism, the report notes "[o]ne individual railroad initiative is the Strategic Transportation Asset Tracking System (STAT for short) undertaken by the BNSF to provide real time tracking of high value and other sensitive cargo—interpreted to mean that it could apply to hazmats and to military moves." (p. 35)
- The report recommends that the industry "[c]onsider utilizing railfans as additional eyes and ears for the railroads. While in the past there have been contentious issues, their interest is obvious and their knowledge of railroad operations often goes far beyond that of the casual observer. BNSF has a program to register railfans and the AAR has an embryonic concept on its website. A useful metaphor is that this becomes the railroads' equivalent of the neighborhood watch." (p. 59)

The Proponent attempts to cite generally to a report assessing the risks of terrorist activity towards the U.S. rail industry in the hope that investors will demand more information from BNSF. However, even a brief review of the Penn State report shows that the report supports many of BNSF's counter-terrorism efforts and in no way targets BNSF as deficient in its counter-terrorism efforts.

B. References to BNSF's Rail Workers

The Proponent claims that "[r]ail workers throughout our Company report that BNSF has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company." The statement contains vague and unquantifiable terminology, such as "significant security improvements" and "potentially devastate." Without proper authority for its contention or more specific measures of the proposed risk, the statement is not verifiable and thus merely a thinly veiled attempt to paint BNSF employees as a whole as disgruntled and concerned for their safety.

Also, this statement is highly suspect because it implies that rail workers are privy to sufficient information to enable them to evaluate BNSF's counter-terrorism efforts. However, many of BNSF's efforts and successes are the result of high level programs and strategies known only by BNSF management. Moreover, many of BNSF's counter-terrorism measures and the intelligence received on a restricted access basis from government agencies cannot be disclosed outside of management due to government mandate or agreements with other carriers regarding certain jointly-developed and implemented strategies. Other than equipping BNSF workers with information necessary to implement the counter-terrorism programs, certain aspects of the programs have not been disclosed in order to maintain their efficacy. Accordingly, it is imperative that many aspects of BNSF's anti-terrorism strategies remain confidential.

C. References to Other Rail Companies

The Supporting Statement contrasts BNSF with "other rail companies, such as Canadian Pacific Railway," which "have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost," while "BNSF makes only passing mention in its 10-K of efforts to improve security operations in order to tackle the threat to the railroad in high risk areas like Chicago, Houston and San Francisco."

The Proponent's statement gives the misleading impression that BNSF lags behind its peers in disclosing its counter terrorism measures. However, upon review of the 2006 10-K reports of our main competitors (Union Pacific Corporation, Kansas City Southern, Norfolk Southern Corporation, and CSX Corporation), there are no disclosures related to terrorism or counter-terrorism efforts other than brief risk statements that the heightened risk of terror may affect the company's operations; otherwise, our competitors are silent. Therefore, BNSF's disclosures are actually consistent with the U.S. industry standard.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from BNSF's 2008 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the States of Illinois and Texas.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2008 proxy materials, please contact me at (817) 352-6050. I may also be reached by facsimile at (817) 352-2397 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, C. Thomas Keegel, may be reached by telephone at (202) 624-6800 and at the International Brotherhood of Teamsters, 25 Louisiana Avenue, NW, Washington, DC 20001. We request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that BNSF or its undersigned counsel have timely been provided with a copy of the correspondence. In addition, BNSF agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to BNSF only.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours,

Jeffrey T. Williams

Jeffrey T. Williams
Senior General Attorney

cc: C. Thomas Keegel
Roger Nober

Enclosures

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

Roger Nober
JUL 02 2007

June 28, 2007

Exhibit C

BY FACSIMILE: (817) 352-7171
BY UPS NEXT DAY

Mr. Roger Nober, Corporate Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive, Fl 2
Fort Worth, TX 76131

Dear Mr. Nober:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2008 Annual Meeting.

The General Fund has owned 60 shares of Burlington Northern Santa Fe Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department, at (202) 624-6930.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Burlington Northern Santa Fe Corporation ("BNSF" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in BNSF's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: Since BNSF is involved with the transportation, storage and handling of hazardous materials including chemicals, explosives, radioactive materials, gases, poisons and corrosives, it is critical that shareholders be allowed to evaluate the steps the Company has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident.

The United States Naval Research Lab reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. Safeguarding U.S. security should be a priority for BNSF, especially since the 9/11 attacks have crystallized the vulnerability of our nation's transportation infrastructure. Further, the train bombings in London and Madrid, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks.

Citizens for Rail Safety, Inc. (CRS), a national non-profit public interest organization comprised of transportation consultants and concerned citizens advocating for national railroad safety and efficiency, unveiled a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the U.S. system. The report, "Securing and Protecting America's Rail System: U.S. Railroads and Opportunities for Terrorist Threats" uncovered the need for an increase in terrorism preparedness training for rail workers in order to improve rail security and protect the public.

Rail workers throughout our Company report that BNSF has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company.

While other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, BNSF makes only passing mention in their 10-K of efforts to improve security operations in order to tackle the threat to the railroad in high risk areas like Chicago, Houston and San Francisco. These disclosures are particularly important in light of BNSF's history of accidents involving hazardous materials, which totaled 243, the highest number of accidents at a U.S. rail company in 2006 [Gibbons, Timothy. *CSX Hit with 3 Accidents Already this Year*. 2/26/2007].

The lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers.

We urge you to support disclosure of homeland security measures at BNSF by voting **FOR** this proposal.

AMALGAMATED BANK.

June 26th, 2007

Mr. Roger Nober
Corporate Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Dr Fl 2
Fort Worth TX 76131

Re: Burlington Northern Santa Fe Corp. – Cusip # 12189t104

Dear: Mr. Nober:

Amalgamated Bank is the record owner of 60 shares of common stock (the "Share") of Burlington Northern Santa Fe Corporation, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 05/31/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated November 19, 2007

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

We are unable to concur in your view that BNSF may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that BNSF has met its burden of establishing that BNSF may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END